



03057859
PE
12-31-02
RECD S.E.C.
MAY 1 2003
1086







Construction





and



Materials





Working







PROCESSED
MAY 02 2003
THOMSON
FINANCIAL
Together





























Annual Report 2002
DEVCON
INTERNATIONAL CORP.

Financial Highlights

(In thousands)	2002	2001
Revenue	$ 53,356	$ 54,888
Cost of revenue	45,544	44,629
Selling, general and administrative expenses	10,858	10,251
Operating (loss) income	(3,046)	8
Other income	4,643	3,252
Income before income taxes	1,597	3,260
Income taxes	396	830
Net income	$ 1,201	$ 2,430
Income per common share - basic	$ 0.34	$ 0.67
Income per common share - diluted	$ 0.31	$ 0.61
Weighted average number of shares outstanding - basic	3,572	3,632
Weighted average number of shares outstanding - diluted	3,874	3,963



Construction Contracting



Construction Materials



Corporate Expansion



DEVCON Devcon produces and distributes aggregates, ready-mix concrete and concrete block in the eastern Caribbean. Principal operations are on St. Croix and St. Thomas in the U.S. Virgin Islands, on Sint Maarten in the Netherlands Antilles, on St. Martin in the French West Indies, on Puerto Rico, and on Antigua in the independent nation of Antigua and Barbuda. The Company also dredges harbors, builds marine facilities, constructs golf courses and prepares sites for residential, commercial and industrial projects. During the past year, the Company has invested in related businesses in the Eastern Caribbean.

Dear Shareholder:

A year ago, we said Devcon operations were being managed for optimum cash flow. During the past year, despite the economic slump and decreased demand for materials and marine construction, Devcon nevertheless experienced positive cash flow. We further enhanced our strong balance sheet, while continuing to fund the late stages of a $7 million multi-year quarry improvement program. Net income of $1.2 million or 34 cents per basic share (31 cents diluted) for 2002 was approximately half of the 2001 level while revenues were off three percent to $53.4 million.

Our construction contracting division had slightly higher revenues but operating income was impacted by the under-utilization of our marine construction equipment and services. Since year-end the company has entered into new construction contracts totaling $7.5 million plus change orders to existing contracts, which when added to our $5.6 million backlog at the beginning of the year totals approximately $14 million. Despite tough economic conditions in our Caribbean markets, our materials business showed some improvement on Antigua and St. Thomas, but we continued to struggle on the half-Dutch, half-French island of Sint Maarten/ St. Martin.

Devcon continues to evolve and adapt to the current business climate. More than a year ago, our Board of Directors, utilizing outside consulting help, began addressing management succession by first exploring our internal resources. As a result, a three-man Executive Committee was formed to manage our day-to-day operations. That team consists of Donald L. Smith, III, Vice President of our Construction Division, Kevin M. "Steve" Smith, Vice President of our Materials Division, and Jan A. Norelid, Vice President and our Chief Financial Officer.

While the CEO and the Board have set certain parameters for major expenditures, this team is charged with overseeing our operating units. Together they have established revenue, profit and other operating goals. They have the requisite skills, the experience in their respective areas of expertise and unquestionably the commitment to succeed.

While I will remain your Chairman and Chief Executive Officer, I am stepping back from day-to-day operations. So is our Executive Vice President Richard Hornsby who has taken on a new assignment heading up a task force including a Board member nominee and an outside consultant to explore new, but related business opportunities. This team is charged with identifying promising opportunities to leverage our strong and improving financial position. The objective is to evaluate and implement profitable ways for Devcon to enhance shareholder value. This team and our Executive Committee both have the Board's full support.

At the same time, our Board is undergoing a major transition. At our annual shareholder meeting on June 6, two long-time directors, both close friends and business colleagues, will be retiring from our Board. No chairman could ever ask for more active, more knowledgeable or more dedicated directors than Bob Kester and Bob Steele.

Bob Kester has served on our Board since 1972. He brought vast banking experience to Devcon at the time the Company went public, and has continued to contribute his financial and business knowledge. I'm sure that after 31 years on the Board, he'll go right on checking our quarterly earnings statements.


Donald L. Smith, III


Kevin M."Steve" Smith


Jan A. Norelid

Bob Steele has been a major investor in Devcon and a director since 1989. For much longer than that he has been my friend and business partner. He brought to Devcon a vast knowledge of sales and financing of heavy-duty equipment, as well as a head for business that matches up well with the leaders of American industry.

Our Board will miss both of them and their unselfish contributions over many years. We know that they will be there in spirit, and may the Board be guided by the standards they have set.

We have searched long and hard for additional qualified Board members and have great hopes for the three new nominees to our Board:

❖Robert Armstrong, a major Devcon shareholder, is owner and director of V.I. Asphalt Products Corporation, The Buccaneer Hotel, the Bank of St. Croix and other companies on St. Croix. A graduate of Princeton University, he has extensive experience in the aggregates industry, heavy construction and engineering in the U.S. Virgin Islands. He is also a real estate developer in North Carolina.

❖James R. Cast, owner of his own CPA firm specializing in business acquisitions and general tax matters, has served as a consultant to Devcon. Previously, he was senior tax partner in charge of the South Florida practice for KPMG LLP, and he was also coordinator of KPMG's South Florida mergers and acquisitions practice. He holds an MBA from the Wharton School at the University of Pennsylvania, and currently serves as chairman of Covenant House of Florida.

❖Gustavo R. Benejam provides consulting services to various companies. His most recent business experience includes chief operating officer for AOL Latin America, vice president Caribbean, Andean and South Cone for Pepsico's Frito Lay division, and president Latin America for Pepsi Cola. He earned his MBA at Indiana University.

With our new management and Board structures in place and several restructuring steps behind us in our materials division, we look forward to the challenges ahead. We believe we are well-positioned to benefit from any economic upturn in our markets.

We appreciate your loyalty and we will always strive to earn your continued support.

Donald L. Smith, Jr.
Chairman, President and
Chief Executive Officer

May 1, 2003



English Harbour



Barnacle Point



Home Depot



Construction Contracting

Devcon's construction division is hard at work on Emerald Bay Resort and other projects in the Bahamas. At English Harbour on Antigua, the Company is restoring a 200-year old seawall that was originally constructed by the British Admiralty. The project involves cataloguing and removing the old deck stones, rebuilding the underlying seawall with reinforced concrete, and then replacing the old top stones to maintain the integrity and heritage of the harbor that once served as home port for Admiral Nelson. The narrow streets and passageways at English Harbour won't accommodate large and heavy loads of materials, so Devcon built nearby a temporary dock (pictured on the opposite page) to transport the materials by small barge to and from the seawall. At Barnacle Point near the Antigua airport, Devcon is constructing a dock area for one of the most active Caribbean developers. The dock will serve an upscale residential project on a nearby privately owned small island. The very day our construction division completed the site preparation for a Home Depot store on St. Thomas in the U.S. Virgin Islands, the equipment was mobilized for transport by barge to Aruba, the Netherlands Antilles island off the coast of Venezuela. There, Devcon has been awarded a site development contract for a new golf course.

Quarry Improvements



Changing Environment



Royal Building Systems



Construction Materials

Devcon's materials division is approaching the completion of a $7 million multi-year quarry improvement program. During the past year, the upgrading project at the St. Thomas quarry was completed, while improvements continue at the St. Martin and St. Croix quarries. Quarries, as pictured above left and on the facing page, produce a wide range of aggregates from boulders to sand, and they are the backbone of Devcon's materials business. Devcon has restructured portions of its business on the half-Dutch, half-French island of Sint Maarten/St. Martin. For example, concrete mixer trucks were sold to drivers who became independent contractors. Increased pride in their workmanship is obvious from the way they are maintaining their vehicles and keeping the trucks clean. Another change in the way the Company does business is the increased importing of concrete block into Sint Maarten/St. Martin. Devcon's modern block plants on St. Thomas and Antigua have significant capacity and operate more efficiently than the older plant on Sint Maarten. We have added production of concrete block for export to these plants, and we have reduced or curtailed production at the Sint Maarten facility. At the same time, the company has built a new import/export dock on St. Thomas and upgraded its Sint Maarten import/export facilities. Taking advantage of the Company's distribution capability and customer relationships, Devcon has recently expanded its product offerings to include Royal Building Systems. The Company is now a distributor of this fast-growing method of constructing commercial buildings quickly and efficiently. Ready-mix concrete is poured into stylish, high-tech plastic forms leaving a supermarket, a retail center and an airport control tower ready for quick finishing and early occupancy.



Land Opportunities



Cruiseship Pier Shopping



Residential Development



Corporate Opportunities

Devcon operating management is constantly seeking growth opportunities for the Company's construction and materials divisions, particularly in the eastern Caribbean and in the Bahamas, where the Company has a significant presence. Now, a task force appointed by the Board of Directors is charged with identifying and exploring further opportunities in related businesses and geography. In conjunction with a business partner on St. Kitts, the Company has an option to obtain an equity interest in a land development project. Adjacent to the new Port Zante cruiseship pier in St. Kitts, the Company has invested in a new building designed for shops catering to cruising tourists. A land opportunity on St. Martin could involve dredging and filling an industrial tract. We have assumed the role of developer in an expansion of a government-backed, medium-priced residential project on Sint Maarten in the Netherlands Antilles. This project utilizes private builders who, in turn, use our aggregates, ready-mix concrete, concrete block and the Royal Building Systems that Devcon distributes.

Selected Financial Data



The following is our selected financial data which should be read in conjunction with our Consolidated Financial Statements and accompanying Notes and with our "Management's Discussion and Analysis of Financial Condition and Results of Operations." This data is derived from our Consolidated Financial Statements audited by KPMG LLP, independent certified public accountants. Our Consolidated Financial Statements as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 and the independent auditors' report appear elsewhere in this document.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Income Statement Data:	(In thousands, except per share amounts)				
Materials revenue	$ 37,733	$ 39,703	$ 50,956	$ 55,313	$ 50,448
Construction revenue	15,623	15,185	14,292	12,721	15,359
Other revenue	–	–	–	–	371
Total revenue	53,356	54,888	65,248	68,034	66,178
Cost of materials	30,754	32,182	42,608	46,364	41,281
Cost of construction	14,790	12,447	11,461	11,000	12,900
Cost of other	–	–	–	–	246
Gross profit	7,812	10,259	11,179	10,670	11,751
Operating expenses	10,858	10,251	12,339	12,888	10,806
Operating (loss) income	(3,046)	8	(1,160)	(2,218)	945
Other income (expense)	4,643	3,252	20,362	(821)	(122)
Income (loss) from operations (1) before income taxes	1,597	3,260	19,202	(3,039)	823
Income taxes	396	830	715	273	339
Net income (loss)	$ 1,201	$ 2,430	$ 18,487	$ (3,312)	$ 484
Income (loss) per share:					
Basic	$ 0.34	$ 0.67	$ 4.80	$ (.74)	$ .11
Diluted	$ 0.31	$ 0.61	$ 4.40	$ (.74)	$ .11
Weighted average number of shares outstanding:					
Basic	3,572	3,632	3,851	4,481	4,499
Diluted	3,874	3,963	4,202	4,481	4,520
Balance Sheet Data:					
Working capital	$ 19,659	$ 16,203	$ 14,035	$ 6,549	$ 6,910
Total assets	68,437	67,952	72,136	81,914	82,430
Long-term debt, excluding current portion	2,335	2,455	2,465	14,350	18,153
Stockholders' equity	55,025	53,845	52,434	39,436	43,641

(1) There are no discontinued operations.

Market Information

Our Common Stock is traded on the Nasdaq National Market System under the symbol DEVC. The following table shows high and low prices for our Common Stock for each quarter for the last two fiscal years as quoted by Nasdaq.

2002	High	Low
Fourth Quarter	$ 6.97	$ 6.25
Third Quarter	6.65	5.50
Second Quarter	6.85	5.50
First Quarter	6.85	5.51
2001	**High**	**Low**
Fourth Quarter	$ 6.80	$ 5.70
Third Quarter	7.28	6.55
Second Quarter	7.50	6.43
First Quarter	7.25	6.19

As of February 20, 2003, there were 137 holders of record of the outstanding shares of Common Stock plus more than 440 beneficial owners holding our Common Stock in their brokers' name. The closing sales price for the Common Stock on February 19, 2003, was $6.70. We paid no dividends in 2002 or 2001. The payment of cash dividends will depend upon the earnings, consolidated financial position and cash requirements of the Company, its compliance with loan agreements and other relevant factors. We do not presently intend to pay cash dividends. No unregistered securities were sold or issued in 2002, 2001 or 2000.

Dollar amounts of $1.0 million or more are rounded to the nearest one tenth of a million; all other dollar amounts are rounded to the nearest one thousand and all percentages are stated to the nearest one tenth of one percent.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a safe harbor for forward-looking statements made by or on behalf of the Corporation. The Corporation and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Corporation's filings with the Securities and Exchange Commission and in its reports to stockholders. Generally, the inclusion of the words "believe," "expect," "intend," "estimate," "anticipate," "will," and similar expressions identify statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that we expect or anticipate will occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act.

The forward-looking statements are and will be based upon our management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results, including our revenues from both are Construction and Materials divisions, expenses, gross margins, cash flows, financial condition, and net income, as well as factors such as our competitive position, inventory levels, backlog, the demand for our products and services, customer base and the liquidity and needs of our customers, may differ materially from those contemplated by the forward-looking statements or those currently being experienced by the Company for a number of reasons, including but not limited to:

- The strength of the construction economies on various islands in the Caribbean, primarily in the United States Virgin Islands, St Maarten, St. Martin, Antigua and Puerto Rico. Our business is subject to economic conditions in our markets, including recession, inflation, deflation, general weakness in construction and housing markets, and changes in infrastructure requirements.

- Our ability to maintain mutually beneficial relationships with key customers. We have a number of significant customers. The loss of significant customers, the financial condition of our customers or an adverse change to the financial condition of our significant customers could have a material adverse effect on our business or the collectibility of our receivables.

- Unforseen inventory adjustments or significant changes in purchasing patterns by our customers and the resultant impact on manufacturing volumes and inventory levels.

- Adverse changes in currency exchange rates or raw material commodity prices, both in absolute terms and relative to competitors' risk profiles. We have businesses in various foreign countries in the Caribbean. As a result, we are exposed to movements in the exchange rates of various currencies against the United States dollar. We believe our most significant foreign currency exposure is the Euro.

- Increased competition. The Materials division operates in markets, which are highly competitive on the basis of price and quality. We compete with local suppliers of ready-mix, and foreign suppliers of aggregates and concrete block. Competition from certain of these manufacturers has intensified in recent years and is expected to continue. The Construction division has local and foreign competitors in its markets. Customer and competitive pressures sometimes have an adverse effect on our pricing.

- Our foreign operations may be affected by factors such as tariffs, nationalization, exchange controls, interest rate fluctuations, civil unrest, governmental changes, limitations on foreign investment in local business and other political, economic and regulatory conditions, risks or difficulties.

- The effects of litigation, environmental remediation matters, and product liability exposures, as well as other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

- Our ability to generate sufficient cash flows to support capital expansion, business acquisition plans, our share repurchase program and general operating activities, and our ability to obtain necessary financing at favorable interest rates.

- Changes in laws and regulations, including changes in accounting standards, taxation requirements, including tax rate changes, new tax laws and revised tax law interpretations, and environmental laws, in both domestic and foreign jurisdictions, and restrictions on repatriation of foreign investments.

- The impact of unforeseen events, including war or terrorist activities, on economic conditions and consumer confidence.

• Interest rate fluctuations and other capital market conditions.

• Construction contracts with a fixed price sometimes suffer penalties that cannot be recovered by additional billing, which penalties may be due to circumstances in completing construction work, errors in bidding contracts, or changed conditions.

• Adverse weather conditions, specifically heavy rains or hurricanes, which could reduce demand for our products.

The foregoing list is not exhaustive. There can be no assurance that we have correctly identified and appropriately assessed all factors affecting our business or that the publicly available and other information with respect to these matters is complete and correct. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely impact us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, and results of operations. For these reasons, you are cautioned not to place undue reliance on our forward-looking statements.

Critical Accounting Policies and Estimates

Our discussion of our financial condition and results of operations is an analysis of the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), consistently applied. Although our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statement, the following discussion is intended to describe those accounting policies and estimates most critical to the preparation of our consolidated financial statements. The preparation of these Consolidated Financial Statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for credit losses, valuation of the Antigua and Barbuda notes, inventories and loss reserve for inventories, cost to complete of construction contracts, assets held for sale, intangible assets, income taxes, specifically the Antigua tax assessments, tax on un-repatriated earnings, warranty obligations, restructuring, business divestitures, pensions, deferral compensation and other employee benefit plans or arrangements, environmental matters, and contingencies and litigation. We base our estimates on historical experience and on various other factors that we believe to be reasonable, the results of which, form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

• Revenue and earnings on construction contracts, including construction joint ventures are recognized on the percentage-of-completion-method based upon the ratio of costs incurred to estimated final costs, for which collectibility is reasonably assured. Provisions are recognized in the statement of income for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. Contract cost is recorded as incurred and revisions in contract revenue and cost estimates are reflected in the accounting period when known. Revenue in an amount equal to cost incurred is recognized prior to contracts reaching 25% completion. Change-orders for additional contract revenue are recognized if it is probable that they will result in additional revenue and the amount can be reliably estimated. The related earnings are not recognized until the period in which such percentage completion is attained. It is our judgment that until a project reaches 25% completion, there is insufficient information to determine with a reasonable level of assurance what the estimated profit on the project will be. We estimate costs to complete our construction contracts based on experience from similar work in the past. If the conditions of the work to be performed changes or if the estimated costs are not accurately projected, the gross profit from construction contracts may vary significantly in the future. The foregoing, as well as weather, stage of completion and mix of contracts at different margins may cause fluctuations in gross profit between periods and these fluctuations may be significant.

• We maintain allowances for doubtful accounts for estimated losses resulting from management's review and assessment of our customers' ability to make required payments. We consider the age of specific accounts, a customer's payment history and specific collateral given by the customer to secure the receivable. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. If the customers pay a previous impaired receivable, income is then recognized.

• We maintain reserves for estimated obsolescence or unmarketable inventory for the difference between the cost of inventory and the estimated market value based upon assessments about current and future demand and market conditions. If actual market conditions were to be less favorable than those projected by management, additional inventory reserves could be required. If the actual market demand surpasses the projected levels, certain inventory reserves would be removed and the result of operations would be higher than expected.

- We maintain an accrual for deferred compensation agreements with the Company's President and certain other employees. This accrual is based on the life expectancy of these persons and the assumed Company-specific long-term interest rate for debt, 8 percent. Should the actual longevity vary significantly from the United States insurance norms, or should the interest rate used to establish the present value of the deferred compensation obligation vary, the accrual may have to be significantly increased or diminished at that time.

- Based on written legal opinion from Antiguan counsel, we have not recorded a liability of $6.1 million, not including any interest or penalties, for taxes assessed by the Government of Antigua and Barbuda for the years 1995 through 1999. The Government may also assess further taxes for the years prior and subsequent to the assessed tax years. We are appealing said assessments. However, if our appeal is not successful, a significant tax liability may have to be recorded. We do not believe losing the appeal would have an immediate effect on our cash flow, as the Government of Antigua and Barbuda owes us in excess of $30.0 million, and we have the right of to offset against any amounts owed the government. See Notes 3 and 8 of Notes to Consolidated Financial Statements.

- We have $35.8 million of un-repatriated earnings in our foreign subsidiaries. We have no intention of bringing these earnings back to the United States, unless we can do so in a tax-free manner. However, should we be forced to repatriate the earnings, we would have to recognize and pay a substantial U.S. federal income tax. The tax would be approximately 34 percent of the repatriated amount, or potentially $12.2 million.

- We were accounting for the notes receivable from the Government of Antigua and Barbuda under the cost-recovery method until April 2000. Subsequent to a restructuring of the notes, we started to account for the notes using the accrual method. We record payments received, first to the projected principal reductions for the period, then to accrued interest, and lastly to additional reduction of principal. Interest income is recognized on the notes only to the extent payments are recorded for accrued interest. Should the payments from the government diminish substantially or become uncertain, we may have to revert to the cost-recovery method or impair the notes. This could decrease our earnings significantly. See Note 3 of Notes to Consolidated Financial Statements. The Government was delayed in certain of its payments due in the fourth quarter of 2002 and, consequently, the Company recorded $497,000 less in interest income compared to the average of the first three quarters of 2002. Subsequent to year-end the Company received payment for all past due amounts from 2002.

- We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

We are not presently considering changes to any of our critical accounting policies and we do not presently believe that any of our critical accounting policies are reasonably likely to change in the near future. There have not been any material changes to the methodology used in calculating our estimates during the last three years, except for the Company starting to recognize interest income for payments received from the Government of Antigua and Barbuda in April 2000, see Note 3 of Notes to Consolidated Financial Statements. The CEO, CFO and the Audit Committee have reviewed all of the foregoing critical accounting policies and estimates.

Comparison of Year Ended December 31, 2002 with Year Ended December 31, 2001

Total Revenue

Our revenue was $53.4 million in 2002 and $54.9 million in 2001. This 2.8 percent decrease reflects a decrease in materials revenue, partially offset by an increase in construction revenue.

Our materials revenue decreased 5.0 percent to $37.7 million in 2002 from $39.7 million in 2001. This decrease was primarily due to reduction in sale of concrete, block and aggregates, and reduced sale of cement due to the termination of our cement distribution agreement with Union Maritima International, S.A. on March 1, 2001. Concrete and block revenue diminished 5.7% and 7.6%, respectively, mainly due to the completion in early 2002 of a large construction project on St. Croix and reduced volumes on St. Martin, offset to a lesser extent by improved volumes on Antigua. Aggregates revenue was reduced by 3.0%, mainly due to reduced activity on Puerto Rico, offset to a lesser extent by improved volumes on Antigua. We believe the poor result on St. Maarten/St. Martin is a result of a slowdown in the island's economy due to reduced tourism on that island in the aftermath of the events of September 11, 2001. However, we have seen continued strengthening demand in the U.S. Virgin Islands and Antigua over the last year. At this time we cannot predict materials revenue levels in 2003.

Revenue from our Construction division increased 2.9 percent to $15.6 million in 2002 from $15.2 million in 2001. This increase resulted primarily from increased activity in the Bahamas and the U.S. Virgin Islands. Our backlog of unfilled portions of land develop-ment contracts at December 31, 2002 was approximately $5.6 million involving 6 projects, as compared to approximately $10.5 million involving 7 projects at December 31, 2001. The backlogs of the contracts on Exuma in the Bahamas at December 31, 2002 were approximately $3.3 million. Since December 31, 2002, through February 20, 2003, we have entered into new construction contracts in the Caribbean amounting to approximately $2.1 million, and we are finalizing contracts for another $3.1 million that we estimate will be signed shortly, however, no assurance can be given that these contracts will be signed as expected. We are actively bidding and negotiating additional projects. We expect most of the current backlog to be completed during 2003.

Cost of Materials

Cost of materials increased slightly to 81.5 percent of materials revenue from 81.1 percent in 2001. This increase was primarily the result of a decrease in revenue, which resulted in fixed costs of sales weighing heavier on the margins for the division, and reduced margins in St. Martin.

Cost of Construction

Cost of construction increased to 94.7 percent of construction revenue in 2002 from 82.0 percent in 2001. This increase is primarily attributable to the marine equipment having profitable work in 2001 and being idle in 2002, the cost of which includes depreciation and continuous maintenance of the equipment, and also to the varying profitability levels of individual contracts and the stage of completion of such contracts.

Operating Expenses

Selling, general and administrative expenses ("SG&A expense") increased by 5.9 percent to $10.9 million in 2002 from $10.3 million in 2001. The increase in SG&A expense was primarily due to retirement and severance expense and losses on foreign exchange. As a percentage of revenue, SG&A expense increased to 20.4 percent during 2002 as compared to 18.7 percent during the previous year.

Due to lower profitability and lower volumes affecting certain assets, management upon its review in 2002 and 2001 of long-lived assets, determined that impairment had occurred to some of our assets. An impairment expense of $16,000 was recognized in 2002 compared to $31,000 in 2001.

Operating (Loss) Income

We had an operating loss of $3.0 million in 2002 compared to income of $8,000 in 2001. Our Materials division had an operating loss of $672,000 in 2002, compared to $23,000 in 2001. This increased operating loss is mainly due to the operations on St. Maarten/St. Martin, offset to a lesser extent by improved results on other islands, in particular Antigua and St. Thomas. The operations in St. Maarten/St. Martin were affected by lower volumes, increased costs in terms of severance expenses and loss on foreign exchange. Although there is no assurance, we believe that the operations in St. Maarten/St. Martin will improve during 2003, due to earlier lay-offs of personnel and projected improved volumes. However, the operations may not reach a break-even level in the near future. We see some continuing strength in St Thomas and Antigua, but do not presently anticipate significant changes in Puerto Rico and St. Croix. Our Construction division had an operating loss of $1.3 million in 2002 compared to income of $1.2 million in 2001. This decrease was primarily attributable to the marine division's having profitable work in 2001 and being idle in 2002, also we had lower margins on some contracts during 2002. The current backlog is comparatively low; therefore, unless we can achieve success in our current negotiations and bids for new contracts, we may see continuing poor results for the division in 2003.

Other Income

At the time of the sale of the operations in Dominica in 2000, the Company entered into a profit and loss participation agreement that expired on March 31, 2002. During this time the gain on the sale of the operations was deferred. At March 31, 2002, the Company recognized a gain on sale of business of $1.0 million. Gain on sale of equipment was $180,000 in 2002, compared to $71,000 for the previous year. Our interest expense decreased to $167,000 in 2002 from $435,000 in 2001 due to a reduction of outstanding debt and reduced interest rates. Our interest income of $3.6 million remained approximately the same in 2002 compared to the previous year, interest recognized on notes receivable due from the Government of Antigua and Barbuda increased in 2002, while interest received on outstanding accounts receivable diminished. The minority interest allocation of losses decreased to $0 in 2002 from $52,000 in 2001, mainly because the losses in Puerto Rico cannot be allocated to the joint venture partners, as their equity has been exhausted.

Income Taxes

Income taxes decreased to $395,000 in 2002 from $829,000 in 2001. Our tax rate varies depending on the level of our earnings in the various tax jurisdictions where we operate, the tax loss carry-forwards and tax exemptions available to us. The effective tax rate was 24.8 percent in 2002 as compared to 25.4 percent in 2001. The Company is currently appealing tax assessments in Antigua for $6.1 million, as has been previously discussed. See also Item 3 and Notes 8 and 16 of Notes to Consolidated Financial Statements.

Net Income

Our net income was $1.2 million in 2002 compared to $2.4 million in 2001. This reduction in profitability was primarily attributable to our operating loss of $3.0 million, partially offset by a gain on sale of business of $1.0 million, improvement of the net interest income/expense from $3.1 million in 2001 to $3.4 million in 2002 and a decrease of income taxes.

Comparison of Year Ended December 31, 2001 with Year Ended December 31, 2000

Total Revenue

Our revenue was $54.9 million in 2001 and $65.2 million in 2000. This 15.9 percent decrease reflects a decrease in materials revenue, partially offset by an increase in construction revenue.

Our materials revenue decreased 22.1 percent to $39.7 million in 2001 from $51.0 million in 2000. This decrease was primarily due to the sale of our cement terminals in the Caribbean and the sale of our operations in Dominica in 2000 and to the termination of a cement distribution agreement in March 2001. Excluding these operations, materials revenue decreased by 7.2 percent, primarily due to decreased demand for block and concrete in St. Martin and Antigua. We have, during the fourth quarter of 2001, seen significantly diminished demand in our St. Martin and Antigua operations. We believe this is a result of a slowdown in the islands' economy due to reduced tourism in those islands in the aftermath of the events of September 11, 2001. However, we have seen continued strengthening demand in the U.S. Virgin Islands over the last year.

Revenue from our Construction division increased 6.2 percent to $15.2 million in 2001 from $14.3 million in 2000. This increase resulted primarily from increased activity with our dredge in St. Martin, partially offset by lower activity in the U.S. Virgin Islands and Antigua. Our backlog of unfilled portions of land develop-ment contracts at December 31, 2001 was approximately $10.5 million involving 7 projects, as compared to approximately $13.0 million involving 7 projects at December 31, 2000. The backlogs of the contracts in the Bahamas at December 31, 2001 was approximately $7.2 million.

Cost of Materials

Cost of materials decreased slightly to 81.1 percent of materials revenue from 83.6 percent in 2000. The cost decrease was due to the reduction of sales of cement that had a lower margin than the rest of our business. The cost of materials for the Materials division, excluding cement, decreased to 80.5 percent in 2001 as compared to 81.5 percent in 2000.

Cost of Construction

Cost of construction increased to 82.0 percent of construction revenue in 2001 from 80.2 percent in 2000. Increased costs as a percent of revenue were due to lower profitability on some 2001 contracts. Our gross margins are also affected by the profitability of each contract and the stage of completion.

Operating Expenses

Selling, general and administrative expenses ("SG&A expense") decreased by 16.9 percent to $10.3 million in 2001 from $12.3 million in 2000. This decrease is primarily due a reduction in impairment expense, bad debt expense, labor cost, fees and other taxes.

Due to lower profitability, lower volumes and hurricane damages affecting certain assets, management, upon its review in 2001 and 2000 of long-lived assets, determined that impairment had occurred to some of our assets. An impairment expense of $31,000 was recognized in 2001 compared to $702,000 in 2000. In 2000, the remaining goodwill recorded in connection with the purchase of our subsidiary in St. Martin was impaired by $378,000 due to projected low profitability. In addition, in 2000 the remaining assets in Saba were determined to be impaired due to the closure of its operations, and certain obsolete equipment was also determined to be impaired.

Operating (Loss) Income

Operating income was $8,000 in 2001 compared to a loss of $1.2 million in 2000. Our Materials division had operating income of $23,000 in 2001, compared to a loss of $1.6 million in 2000. This improvement is primarily due to improved profitability in most islands relating primarily to reduced cost of production as well as reduced SG&A expenses. Over the last two years we have seen an improvement in the operating income of the Materials division. However, there are risks that this trend cannot be sustained and that the division's results may decrease in the near future. Our Construction division had operating income of $1.2 million in 2001 compared to $1.3 million in 2000. This is primarily attributable to lower margins on some contracts. Due to possible lower activity in 2002, we may see reduced earnings, however, the remaining backlog is estimated to have reasonable gross profit margins.

Other Income

In 2000, we recognized a gain on the sale of our cement terminals and the concrete business in St. Thomas and the Tortola operation, in the aggregate amount of $18.3 million. We had gains on sale of other property and equipment of $71,000 in 2001 compared to $154,000 in 2000. Our interest expense decreased to $435,000 in 2001 from $913,000 in 2000 due to a substantial reduction of outstanding debt, utilizing the proceeds of our sales of operations as mentioned above. Our interest income increased to $3.5 million in 2001 compared to $2.5 million in 2000. Our interest income increased due to interest recognized on notes receivable due from the

Government of Antigua and Barbuda, and to interest received on outstanding accounts and notes receivable. The minority interest allocation of losses decreased to $52,000 in 2001 from $314,000 in 2000, mainly because the losses in Puerto Rico cannot be allocated to the joint venture partners as their equity has been exhausted.

Income Taxes

Income taxes increased to $829,000 in 2001 from $716,000 in 2000. Our tax rate varies depending on the level of our earnings in the various tax jurisdictions where we operate, the tax loss carry-forwards and tax exemptions available to us. The effective tax rate was 25.4 percent in 2001 as compared to 3.7 percent in 2000. See Notes 8 and 16 of Notes to Consolidated Financial Statements.

Net Income

Our net income was $2.4 million in 2001 compared to a net income of $18.5 million in 2000. This reduction in profitability was primarily attributable to the $18.3 million profit recognized on the sales of assets in the beginning of year 2000, partially offset by a net interest income increase from $1.6 million in 2000 to $3.1 million in 2001, and a reduction of our operating loss by $1.2 million.

Liquidity and Capital Resources

We generally fund our working capital needs from operations and bank borrowings. In the construction business, we expend considerable funds for equipment, labor and supplies. Our capital needs are greatest at the start of a new contract, since we generally must complete 45 to 60 days of work before receiving the first progress payment. As a project continues, a portion of the progress billing is usually withheld as retainage until the work is complete. We sometimes provide long term financing to customers who have previously utilized our construction services. During 2002, we financed $1.1 million, and the outstanding balance of the financed construction contracts as of December 31, 2002 was $3.0 million, all of which is due to be paid at different times within the next three years. Accounts receivable for the Materials division are typically outstanding for 60 days or longer. Our business requires a continuing investment in plant and equipment, along with the related maintenance and upkeep costs.

Management believes our cash flow from operations, existing working capital, and funds available from lines of credit are adequate to meet our needs during the next 12 months. Historically, we have used a number of lenders to finance a portion of our machinery and equipment purchases. At December 31, 2002, there were no amounts outstanding to these lenders. Management believes it has significant collateral and financial stability to be able to obtain significant financing, should it be required, though no assurances can be made.

As of December 31, 2002, our liquidity and capital resources included cash and cash equivalents of $9.0 million, working capital of $19.7 million and available lines of credit of $1.4 million. Total outstanding liabilities were $13.4 million as of December 31, 2002 compared to $14.1 million a year earlier.

Cash flow provided by operating activities for the year ended December 31, 2002 was $4.1 million compared with $3.3 million for the year ended December 31, 2001. The primary use of cash for operating activities during the year ended December 31, 2002 was an increase in costs and estimated earnings in excess of billings of $1.8 million, an increase in inventories of $534,000 and a decrease in billings in excess of costs and estimated earnings. The primary source of cash from operating activities was an increase in accounts payable and accrued expenses of $944,000, a decrease in receivables of $553,000 and an increase in deferred gain and other non-current liabilities of $517,000.

Net cash used in investing activities was $1.4 million in 2002, including purchases of property, plant, and equipment of $3.4 million, offset by payments received on notes of $2.2 million. Net cash used in financing activities was $1.8 million, including purchases of treasury stock of $988,000 and principal payments on indebtness of $884,000.

Our accounts receivable averaged 53 days of sales outstanding as of December 31, 2002. This is an improvement from 78 days at the end of December 2001. The Company's Materials division improved to 50 days as compared to 60 days at the end of the previous year. The improvements were particularly noticeable in Antigua, of which a part is due to large payments from one customer, in particular. We have seen smaller improvements in St Thomas, Puerto Rico and St Maarten, but have also seen deterioration in St. Martin. The Construction division has improved substantially to 61 days as compared to 113 days at the end of last year. The improvement was due to large cash receipts from the venture in the Bahamas in the beginning of the year. We do not consider notes receivable in this calculation. See Notes 3 and 12 of Notes to Consolidated Financial Statements.

We have a $1.0 million unsecured overdraft facility from a commercial bank in the United States. The facility is due on demand and bears interest at a rate variable with LIBOR. The bank can demand repayment of the loan and cancellation of the overdraft facility, if certain financial or other covenants are in default. At December 31, 2002, we had $11,000 outstanding under this line. This facility was put in place to help cash management strategies. We have similar overdraft facilities with Caribbean banks totaling $385,000. At December 31, 2002, we had no outstanding amounts on these facilities.

At December 31, 2002 we had borrowed $2.1 million from the Company's President. The note to the President is unsecured and bears interest at the prime rate. Presently, $300,000 is due on demand and $1.8 million is due on July 1, 2004. The President has the option to make the note due on demand should a "Change of Control" occur. A Change of Control is deemed to have occurred if a person or group acquires 15 percent or more of the common stock or announces a tender offer that, if successful, would result in ownership by a person or group of 15 percent or more of the common stock.

We purchase equipment as needed for our ongoing business operations. We are currently replacing or upgrading some equipment used by the Materials division, principally concrete trucks and quarry equipment. This resulted in a net cash expenditure of $3.4 million in 2002. At present, management believes that our inventory of construction equipment is adequate for our current contractual commitments and operating activities. New construction contracts may, depending on the nature of the contract and job location and duration, require us to make significant investments in heavy construction equipment. The Company has identified certain idle equipment in the material division and is currently trying to sell this equipment. During 2002 we sold equipment with an original cost basis of $2.1 million and a net book value of $350,000. The net proceeds consisting of cash and notes receivable were $530,000. We realized a gain of approximately $180,000 on these transactions. We believe we have available funds or can obtain sufficient financing for our contemplated equipment replacements and additions.

In September 2001, the Company decided to stop its operations on Aguadilla, Puerto Rico. There was no material impact on the Consolidated Financial Statements. The Company has leased, with option to buy, its equipment on this site to a company controlled by one of the joint venture owners of the Company's subsidiary in Puerto Rico. The lease rate should generate a small income after depreciation and interest on the equipment.

Our notes receivable at December 31, 2002 include $6.8 million in promissory notes from the Government of Antigua, with approximately $525,000 classified as a current receivable. See Notes 3, 8 and 16 of Notes to Consolidated Financial Statements.

Our only issued guarantee is more fully described below under "Contingent Liabilities" and our short-term borrowings, long-term debt, other long-term obligations and lease commitments are more fully described in Notes 7, 8, and 10, respectively, of Notes to Consolidated Financial Statements. The following table provides a summary of our contractual obligations by due date:

	Payment due by period				
	Total	2003	2004 to 2005	2006 to 2007	2008 and beyond
Short-term borrowings	$ 11,000	$ 11,000	$ –	$ –	$ –
Long- term debt	2,602,000	300,000	1,770,000	–	532,000
Capital leases	111,000	78,000	33,000	–	–
Operating leases	4,728,000	1,638,000	2,096,000	664,000	330,000
Purchase obligations	–	–	–	–	–
Other non-current liabilities	2,423,000	–	1,135,000	652,000	636,000
Total	$ 9,875,000	$ 2,027,000	$ 5,034,000	$ 1,316,000	$ 1,498,000

As part of the 1995, subsequently renegotiated in 1999, acquisition of Societe des Carrieres de Grand Case ("SCGC"), a French company operating a ready-mix concrete plant and quarry in St. Martin, the Company agreed to pay the quarry owners, who were also the owners of SCGC, a royalty payment of $500,000 per year through July 2004 and rent of $50,000 per year through July 2005. The agreements may be renewed, at the Company's option, for a successive five-year period and would require annual payments of $500,000 and $50,000 per year, respectively. At the end of the 15-year royalty period, the Company has the option to purchase this 50-hectare property for $4.4 million.

We have not guaranteed any other person's or company's debt, except as set forth below in "Contingent Liabilities."

We have not entered into any currency or interest options, swaps or future contracts, nor do we have any off-balance sheet debts or transactions, except as disclosed below under "Contingent Liabilities."

We are sometimes involved in litigation; the outcome of such litigation may in the future have an impact on our liquidity. See item 3 above.

Contingent Liabilities

During the second quarter 2002, the Company issued a construction contract performance guarantee together with one of the Company's customers, Northshore Partners, Inc., ("Northshore"), in favor of Estate Plessen Associates L.P. and JPMorgan Chase Bank, for $5.1 million. Northshore Partners is an important customer on St.

Croix and the construction contract that Northshore Partners has with Estate Plessen Associate L.P. has requirements for our construction materials. Although there is no assurance, we do not presently believe that this guarantee will have any material impact on our liquidity or capital resources or any material negative impact on our financial position or results of operations. In the case that Northshore is unable to fulfill its commitments of the construction contract, the Company will be obligated to take Northshore's place and finish the contract. The Company is closely monitoring the progress of construction. The Company issued a letter of credit for $500,000 as collateral for the transaction and has not yet had any expenses in connection with this transaction. The construction project is estimated to be finished within two years and the guarantee expires two years after completion. The Company received an up front fee of $154,000, and has recognized a receivable for additional $52,000. At the same time, a long-term liability of the total amount has been recorded, which may be recognized to income, once it is determined that no liability exists for the project, less any amounts paid by us in connection with the performance guarantee.

We have no other off-balance sheet transactions where we are the obligors. Details regarding the Company's other contingent liabilities are described fully in Note 16 of Notes to the Consolidated Statements.

Related Party Transactions

We have engaged in transactions with some of our Directors or employees. See Note 12 of Notes to the Consolidated Financial Statements and item 13 of Part III.

We lease from the Company President, Mr. Donald L. Smith, Jr. a 3.4-acre parcel of real property in Deerfield Beach, Florida of which a smaller portion is actually utilized by the Company. This property is being used for our equipment logistics and maintenance activities. The annual rent for the period 1996 through 2001 was $49,000, which was below market rent for the utilized portion of the property. In January 2002, a new 5-year agreement was signed; the rent was increased to $95,000. This rent was based on comparable rental contracts for similar properties in Deerfield Beach.

We have borrowed $2.1 million from Mr. Smith, our President, to provide long-term financing to the Company and security for a payment-guarantee issued by Mr. Smith on behalf of an entity in the Bahamas. The loan is documented with an unsecured note; of which $300,000 is payable on demand and $1.8 million is due on July 1, 2004. The interest charged by Mr. Smith is at the prime rate. We believe that these terms are similar to what the Company would be able to achieve if we were to borrow this money from a bank. Our board approved this transaction in advance. See Liquidity and Capital Resources above.

We have a $28.2 million construction contract with an entity in the Bahamas. Mr. Smith and Mr. Steele, a director of our Company, are minority shareholders in the entity, 11.3 percent and 1.0 percent, respectively. Mr. Smith is also a member of the entity's managing committee. We believe the contract has been entered into at arm's length and at terms and conditions that we would offer our other customers. Prices established for the work are dependent on market conditions and unique conditions to the environment of the Bahamas. In connection with this contract, the Company recorded revenue of $8.4 million during 2002. The backlog on the contract as of December 31, 2002 was $3.0 million. As of December 31, 2002 we had trade receivables from the venture of approximately $1.3 million and the cost and estimated earnings in excess of billings was $1.5 million. Mr. Smith has guaranteed the payment of the receivables from the entity, up to a maximum of $2.5 million.

Our joint venture subsidiary in Puerto Rico has transactions with the joint venture partners. A company controlled by one of the partners provides drilling and blasting services for our quarry in Guaynabo. The price for the services is negotiated periodically, primarily by comparison to the cost of performing that work by us. The subsidiary recently entered into a 36-month lease agreement for equipment located in the Aguadilla facility with another company controlled by this partner. The agreement also contains an option to buy the equipment. The price of the lease and the sales price of the equipment were negotiated between the parties at arm's length. There are no clear comparable prices in the market place, and no third party evaluation of the fairness of the transaction was completed. The subsidiary will recuperate its recorded book value of the assets, should the purchase option be exercised.

The same subsidiary sells a significant portion of its products to a company controlled by another joint venture partner. In 2002 our subsidiary's revenue from these sales was $3,452,000. This partner is controlled by one of our directors; Jose A. Bechara, Jr. Esq. The price of the products is governed by firm supply agreements, renegotiated every other year. Comparable prices from other quarries are studied and used in the price negotiation.

Other assets include amounts due from officers and employees as a result of payments made by the Company pursuant to a split-dollar life insurance plan. Our advances to pay premiums are secured by a pledge of the cash value of the issued policies. Amounts due to the Company under the split-dollar life insurance plan were $974,418 in 2002 and $943,638 in 2001, respectively. No payments were made since July 2002 on these policies and no commitments exist to make any further payments on the policies.

The board has adopted a policy that all future related party transactions be approved by a majority of disinterested directors in advance. We believe that all of the foregoing related party transactions were entered into on an arms-length basis.

New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material effect on the Company's financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 amends existing guidance on reporting gains and losses on the extinguishments of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS 145 is not expected to have a material effect on the Company's financial position and results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 will be effective for the Company for disposal activities initiated after December 31, 2002. The Company does not expect adoption of SFAS 146 to have a material impact on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial position and results of operations. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

During November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 00-21, Multiple-Deliverable Revenue Arrangements, which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company does not expect that the adoption will have an impact on the Company's financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002 and the interim disclosure provisions are effective for interim periods beginning after December 15, 2002. The Company currently plans to continue to apply the intrinsic-value based method to account for stock options and has adopted the disclosure requirements of SFAS 148 in the notes to these consolidated financial statements.



Environmental Matters

We are involved, on a continuing basis, in monitoring our compliance with environmental laws and in making capital and operating improvements necessary to comply with existing and anticipated environmental requirements. While it is impossible to predict with certainty, management currently does not foresee such expenses in the future as having a material effect on our business, results of operations, or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to financial market risks due primarily to changes in interest rates, which it manages primarily by managing the maturities of its financial instruments. The Company does not use derivatives to alter the interest characteristics of its financial instruments. Management does not believe a change in interest rate will materially affect the Company's financial position or results of operations.

The Company has significant operations overseas. Generally, all significant activities of the overseas affiliates are recorded in their functional currency, which is generally the currency of the country of domicile of the affiliate. The foreign functional currencies that the Company deals with are Netherlands Antilles Guilders, Eastern Caribbean Units and Euros. The first two are pegged to the U.S. dollar and have remained fixed for many years. Management does not believe a change in the Euro exchange rate will materially affect the Company's financial position or result of operations. The French operations are approximately 10 percent of the Company's total operations.

Independent Auditors' Report

The Board of Directors and Stockholders
Devcon International Corp.

We have audited the accompanying consolidated balance sheets of Devcon International Corp. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Devcon International Corp. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Fort Lauderdale, Florida
February 21, 2003

Consolidated Balance Sheets

Assets	December 31, 2002	2001
Current assets:		
Cash and cash equivalents	$ 8,977,293	$ 7,994,327
Receivables, net	12,261,687	12,162,049
Costs and estimated earnings in excess of billings	1,990,353	229,056
Inventories	4,416,278	3,736,759
Prepaid expenses and other assets	667,174	645,665
Total current assets	28,312,785	24,767,856
Property, plant and equipment, net		
Land	1,462,068	1,462,068
Buildings	1,111,954	1,135,954
Leasehold improvements	3,494,392	3,159,536
Equipment	53,109,586	49,567,905
Furniture and fixtures	712,124	684,849
Construction in process	744,448	2,793,580
	60,634,572	58,803,892
Less accumulated depreciation	(30,606,467)	(27,578,652)
	30,028,105	31,225,240
Investments in unconsolidated joint ventures and affiliates, net	373,251	315,858
Receivables, net	8,460,887	10,596,702
Other assets	1,262,333	1,046,091
Total assets	$ 68,437,361	$ 67,951,747

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	December 31, 2002	2001
Current liabilities:		
Accounts payable, trade and other	$ 4,131,087	$ 4,093,229
Accrued expenses and other liabilities	3,197,545	2,214,575
Lines of credit	11,000	–
Current installments of long-term debt	378,500	1,143,097
Billings in excess of costs and estimated earnings	1,958	414,837
Income taxes	933,734	699,118
Total current liabilities	8,653,824	8,564,856
Long-term debt, excluding current installments	2,334,974	2,454,809
Deferred income taxes	65,356	205,344
Deferred gain on sale of businesses	–	1,142,537
Other liabilities	2,357,952	1,738,930
Total liabilities	13,412,106	14,106,476
Stockholders' equity:		
Common stock, $0.10 par value. Authorized 15,000,000 shares, issued 3,591,269 in 2002 and 3,741,285 in 2001, outstanding 3,469,169 in 2002 and 3,586,585 in 2001	359,126	374,128
Additional paid-in capital	9,704,937	10,133,527
Accumulated other comprehensive loss - cumulative translation adjustment	(1,611,983)	(2,516,382)
Retained earnings	47,417,954	46,941,249
Treasury stock, at cost, 122,100 and 154,700 shares in 2002 and 2001, respectively	(844,779)	(1,087,251)
Total stockholders' equity	55,025,255	53,845,271
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 68,437,361	$ 67,951,747

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

For Each of the Years in the Three-Year Period Ended December 31, 2002

	2002	2001	2000
Materials revenue	$37,732,839	$ 39,702,788	$ 50,956,382
Construction revenue	15,623,007	15,184,727	14,291,801
Total revenue	53,355,846	54,887,515	65,248,183
Cost of materials	(30,753,566)	(32,181,968)	(42,607,478)
Cost of construction	(14,790,454)	(12,446,142)	(11,461,423)
Gross profit	7,811,826	10,259,405	11,179,282
Operating expenses:			
Selling, general and administrative	(10,858,187)	(10,250,934)	(12,339,586)
Operating (loss) income	(3,046,361)	8,471	(1,160,304)
Other income (expense):			
Joint venture equity earnings (loss)	8,540	28,733	(23,166)
Gain on sale of property and equipment	180,091	70,678	153,561
Gain on sale of businesses	1,040,973	–	18,293,045
Interest expense	(167,174)	(434,802)	(913,456)
Interest income, receivables	3,401,711	3,273,893	1,995,952
Interest income, banks	178,819	250,891	469,019
Minority interest	–	51,798	313,748
Other income	–	10,041	73,965
	4,642,960	3,251,232	20,362,668
Income before income taxes	1,596,599	3,259,703	19,202,364
Income taxes	(395,264)	(829,334)	(715,756)
Net income	$ 1,201,335	$ 2,430,369	$ 18,486,608
Income per common share - basic	$ 0.34	$ 0.67	$ 4.80
Income per common share - diluted	$ 0.31	$ 0.61	$ 4.40
Weighted average number of shares outstanding			
Basic	3,572,488	3,631,703	3,850,566
Diluted	3,873,752	3,963,278	4,201,537

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income



For Each of the Years in the Three-Year Period Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Treasury Stock	Total
Balance at December 31, 1999	$449,894	$12,064,133	$(1,594,577)	$28,674,264	$ (157,504)	$39,436,210
Comprehensive income:						
Net income				18,486,608		18,486,608
Currency translation adjustment			(442,925)			(442,925)
Comprehensive income						18,043,683
Repurchase of 805,350 shares					(5,074,229)	(5,074,229)
Retirement of 675,850 shares	(67,586)	(1,812,329)		(2,142,004)	4,021,919	–
Exercise of 13,200 stock options	1,320	27,480				28,800
Balance at December 31, 2000	383,628	10,279,284	(2,037,502)	45,018,868	(1,209,814)	52,434,464
Comprehensive income:						
Net income				2,430,369		2,430,369
Currency translation adjustment			(478,880)			(478,880)
Comprehensive income						1,951,489
Repurchase of 97,000 shares					(700,925)	(700,925)
Retirement of 113,600 shares	(11,360)	(304,140)		(507,988)	823,488	–
Non-cash stock compensation		127,843				127,843
Exercise of 18,600 stock options	1,860	30,540				32,400
Balance at December 31, 2001	374,128	10,133,527	(2,516,382)	46,941,249	(1,087,251)	53,845,271
Comprehensive income:						
Net income				1,201,335		1,201,335
Currency translation adjustment			904,399			904,399
Comprehensive income						2,105,734
Repurchase of 150,016 shares					(987,790)	(987,790)
Retirement of 182,616 shares	(18,262)	(487,370)		(724,630)	1,230,262	–
Excercise of 32,600 stock options	3,260	58,780				62,040
Balance at December 31, 2002	**$359,126**	**$ 9,704,937**	**$(1,611,983)**	**$47,417,954**	**$ (844,779)**	**$55,025,255**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For Each of the Years in the Three-Year Period Ended December 31, 2002

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 1,201,335	$ 2,430,369	$ 18,486,608
Adjustments to reconcile net income to net cash provided by operating activities:			
Non-cash stock compensation	–	127,843	–
Depreciation and amortization	4,908,597	4,895,406	5,174,699
Deferred income tax benefit	(463,704)	(152,775)	(253,898)
Provision for doubtful accounts and notes	69,250	162,695	334,811
Impairment on long-lived assets	15,543	30,570	702,345
Gain on sale of property and equipment	(180,091)	(70,678)	(153,561)
Gain on sale of business	(1,040,973)	–	(18,293,045)
Joint venture equity (earnings) loss	(8,540)	(28,733)	23,166
Minority interest in loss of consolidated subsidiaries	–	(51,798)	(313,748)
Changes in operating assets and liabilities:			
Decrease (increase) in receivables	552,929	(1,781,028)	(4,455,005)
(Increase) decrease in costs and estimated earnings in excess of billings	(1,761,297)	1,176,842	(1,147,118)
(Increase) decrease in inventories	(533,776)	(806,664)	2,788
Decrease (increase) in prepaid expenses and other current assets	58,656	(59,950)	135,356
(Increase) decrease in other assets	(21,544)	(90,151)	951
Increase (decrease) in accounts payable and accrued expenses	944,197	(3,152,347)	2,278,660
Decrease in billings in excess of costs and estimated earnings	(412,879)	(120,710)	(490,769)
Increase in income taxes payable	234,616	467,391	228,684
Increase in deferred gain and other non-current liabilities	517,458	355,989	45,177
Net cash provided by operating activities	$ 4,079,777	$ 3,332,271	$ 2,306,101

See accompanying notes to consolidated financial statements.

	2002	2001	2000
Cash flows from investing activities:			
Purchases of property, plant and equipment	$ (3,376,098)	$ (4,515,495)	$ (4,981,110)
Proceeds from disposition of property, plant and equipment	240,351	219,617	845,325
Proceeds and deposits from disposition of business	–	–	23,196,405
Issuance of notes	(472,419)	(564,000)	(414,000)
Payments received on notes	2,226,966	2,682,546	1,888,224
Investments in unconsolidated joint ventures	–	(5,306)	(27,904)
Net cash (used in) provided by investing activities	(1,381,200)	(2,182,638)	20,506,940
Cash flows from financing activities:			
Issuance of stock	62,040	32,400	28,800
Purchase of treasury stock	(987,790)	(700,925)	(2,684,700)
Proceeds from debt	–	1,896,761	810,389
Principal payments on debt	(884,432)	(2,240,056)	(18,609,240)
Net borrowing (repayment), lines of credit	11,000	(300,000)	(325,000)
Net cash used in financing activities	(1,799,182)	(1,311,820)	(20,779,751)
Effect of exchange rate changes on cash	83,571	(10,440)	(10,588)
Net increase (decrease) in cash and cash equivalents	982,966	(172,627)	2,022,702
Cash and cash equivalents at beginning of year	7,994,327	8,166,954	6,144,252
Cash and cash equivalents at end of year	$ 8,977,293	$ 7,994,327	$ 8,166,954
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 172,320	$ 416,472	$ 986,386
Cash paid for income taxes	$ 366,933	$ 288,223	$ 732,702
Supplemental non-cash items:			
Issuance of notes in settlement of receivables	$ 1,709,905	$ 3,972,607	$ 269,220
Reduction of note receivable and deferred income	$ 1,142,537	$ 1,000,000	$ –
Retirement of treasury stock	$ 1,230,262	$ 823,488	$ 4,021,919
Translation income (loss) adjustment	$ 904,399	$ (478,880)	$ (442,925)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1 Description of Business and Summary of Significant Accounting Policies

(a) Devcon International Corp. and its subsidiaries (the "Company") produce and distribute ready-mix concrete, crushed stone, concrete block, and asphalt and distribute bagged cement in the Caribbean. The Company also performs earthmoving, excavating and filling operations, builds golf courses, roads, and utility infrastructures, dredges waterways and constructs deep-water piers and marinas in the Caribbean.

(b) Principles of Consolidation

These consolidated financial statements include the accounts of Devcon International Corp. and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company's investments in unconsolidated joint ventures and affiliates are accounted for under the equity and cost methods. Under the equity method, original investments are recorded at cost and then adjusted by the Company's share of undistributed earnings or losses of these ventures. Other investments in unconsolidated joint ventures in which the Company owns less than 20 percent are accounted for by using the cost method.

(c) Revenue Recognition

Materials Division

Revenue is recognized when the products are delivered, invoiced at a fixed price and the collectibility is reasonably assured.

Construction Division

The Company uses the percentage-of-completion method of accounting for both financial statements and tax reports. Revenue is recorded based on the Company's estimates of the completion percentage of each project, based on the cost-to-cost method. Anticipated contract losses, when probable and estimable, are charged to income. Changes in estimated contract profits are recorded in the period of change. Selling, general and administrative expenses are not allocated to contract costs. Monthly billings are based on the percentage of work completed in accordance with each specific contract. While some contracts extend longer, most are completed within one year. Revenue is recognized under the percentage-of-completion method when there is a contract for the work, with a fixed price for the work performed or a fixed price for a quantity of work delivered, and collectibility is reasonably assured. Change-orders for additional contract revenue are recognized if it is probable that they will result in additional revenue and the amount can be reliably estimated.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits and highly liquid debt instruments with an original maturity of three months or less.

(e) Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management.

(f) Notes Receivable

Notes receivable are recorded at cost, less the related allowance for impaired notes receivable. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense.

(g) Inventories

Inventories are stated at the lower of average cost or market.

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Useful lives or lease terms for each asset type are summarized below:

Buildings	15 - 40 years
Leasehold improvements	3 - 35 years
Equipment	3 - 20 years
Furniture and fixtures	3 - 10 years

During 2002, 2001 and 2000 the Company sold equipment and property and recorded a resulting gain of $180,091, $70,678 and $153,561, respectively.

(i) Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-

Lived Assets" ("SFAS 144"). SFAS 144 provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not affect the Company's financial position and results of operation.

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Prior to the adoption of SFAS 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

In accordance with its policy, the Company recorded charges for impairment losses in the Materials division in 2002, 2001 and 2000 of approximately $16,000, $14,000 and $659,000, respectively. The Construction division recorded charges for impairment losses of $0, $17,000 and $43,000, in 2002, 2001 and 2000 respectively. These charges are included within Selling, general and administrative expense in the Consolidated Statement of Income.

Other assets, dredge equipment, asphalt plant, batch plant, generators, and other assets, not in use in Puerto Rico, St. Croix, St. Kitts and other islands were written down to net realizable value with an impairment charge of $16,000 in 2002, $31,000 in 2001 and $174,000 in 2000. In 2000, impairment of goodwill in St. Martin of $378,000 was determined based on future projected undiscounted cash flows compared to remaining asset value as of the end of the period. There is no remaining goodwill relating to the operations in St Martin. In 1999, due to the planned closing of the Saba operations, the asset values in Saba were reduced to estimated net realizable value, by an impairment charge of $267,000. During the actual closing of the plant, additional impairment of $150,000 was recognized in 2000 due to an additional write-down of inventories, unforeseen additional dismantling costs and lower than expected proceeds received upon the sale of the fixed assets. There were no remaining assets in Saba as of December 31, 2000.

(j) Foreign Currency Translation

All balances denominated in foreign currencies are remeasured at year-end rates to the respective functional currency of each consolidating company.

For those subsidiaries, with a functional currency other than the US dollar, assets and liabilities have been translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated into U.S. dollars at average exchange rates during the period. The translation adjustment increased (decreased) equity by $904,399, $(478,880) and $(442,925) in 2002, 2001 and 2000, respectively. Gains or losses on foreign currency transactions are reflected in the net income of the period. The (expense) income recorded was ($122,215), $65,143, and $55,368 in 2002, 2001, and 2000, respectively.

The French subsidiary does not record a foreign exchange loss or gain on long-term inter-company debt. This gain or loss is deferred and combined with the translation adjustment of said subsidiary. If and when the debt is paid, in part or whole, the deferred loss or gain will be realized and will affect the net respective result of the period.

(k) Income (Loss) Per Share

The Company computes income per share in accordance with the provisions of SFAS No. 128, "Earnings per Share," which establishes standards for computing and presenting basic and diluted income per share. Basic income per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted income per share is computed assuming the exercise of stock options and the related income tax effects if not antidilutive. For loss periods, common share equivalents are excluded from the calculation, as their effect would be antidilutive. See Note 2 of Notes to Consolidated Financial Statements for the computation of basic and diluted number of shares.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company and certain of its domestic subsidiaries file consolidated federal and state income tax returns. Subsidiaries located in U.S. possessions and foreign countries file individual income tax returns. U.S. income taxes are not provided on undistributed earnings, which are expected to be permanently reinvested by foreign subsidiaries, unless the earnings can be repatriated in a tax-free manner.

(m) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(n) Stock Option Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148.

The per-share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $2.70, $3.88, and $3.08, respectively, on the grant date, using the Black Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Expected dividend yield ..	–	–	–
Expected price volatility ..	20.6%	34.0%	39.8%
Risk-free interest rate	5.0%	5.3%	6.5%
Expected life of options ...	10 years	10 years	10 years

The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, stock compensation cost of $127,843 was recognized in 2001 in the consolidated financial statements for the extension of certain stock options. Had the Company determined compensation costs based on fair value at the grant date for our stock options under SFAS 123, the Company's consolidated net income or loss would have been the pro forma amounts below:

	2002	2001	2000
Net income, as reported .	$1,201,335	$2,430,369	$18,486,608
Add stock-based employee compensation expense included in reported net income, net of tax .	–	84,376	–
Deduct total stock-based employee compensation expense determined under fair-value based method for all rewards, net of tax	(91,762)	(192,548)	(197,806)
Pro forma net income	$1,109,573	$2,322,197	$18,288,802
Basic earnings per share, as reported	$ 0.34	$ 0.67	$ 4.80
Basic income per share, pro forma	$ 0.31	$ 0.64	$ 4.75
Diluted income per share, as reported	$ 0.31	$ 0.61	$ 4.40
Diluted income per share, pro forma	$ 0.29	$ 0.59	$ 4.35

(o) Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

2 Number of Shares Outstanding

The following table sets forth the computation of basic and diluted share data:

	2002	2001	2000
Weighted average number of common shares outstanding - basic	3,572,488	3,631,703	3,850,566
Effect of dilutive securities:			
Options	301,264	331,575	350,971
Weighted average number of common shares outstanding - diluted	3,873,752	3,963,278	4,201,537
Shares outstanding:			
Beginning of the year outstanding shares	3,586,585	3,664,985	4,457,135
Repurchase of shares	(150,016)	(97,000)	(805,350)
Issuance of shares	32,600	18,600	13,200
Ending outstanding shares	3,469,169	3,586,585	3,664,985

3 Receivables

	December 31, 2002	December 31, 2001
Materials division trade accounts	$ 7,312,785	$ 7,984,474
Construction division trade accounts receivable, including retainage	3,364,260	4,942,402
Accrued interest and other receivables	192,726	25,938
Notes and bonds due from the Government of Antigua and Barbuda, net	6,855,946	7,318,035
Trade notes receivable - other	5,521,931	5,951,291
Due from employees	250,837	64,604
	23,498,485	26,286,744
Allowance for doubtful accounts and notes	(2,775,911)	(3,527,993)
	$20,722,574	$22,758,751

Receivables are classified in the consolidated balance sheets as follows:

	December 31, 2002	December 31, 2001
Current assets	$12,261,687	$12,162,049
Non-current assets	8,460,887	10,596,702
	$20,722,574	$22,758,751

Included in notes and other receivables are unsecured notes due from the Government of Antigua and Barbuda (the "Government") totaling a net amount of $6,787,286 and $7,249,375 in 2002 and 2001, respectively, approximately $525,000 of which is classified as a current receivable in 2002. These notes were originally executed in connection with a construction contract in 1987. During the following nine years, eight amendments to the agreement were executed, primarily due to additional work contracted. In 1987, the notes were placed on the cost recovery method, and all payments received from the Government from agreed upon sources were recorded as reduction of the principal balance of the notes. Payments from agreed upon sources were derived from lease proceeds from a rental of a United States military base, fuel tax revenues and proceeds from a real estate venture. The contractual outstanding balance of the notes, including the balance of prepayment of taxes and duties, was $30.0 million and $31.7 million as of December 31, 2002 and 2001, respectively.

In April 2000, the Company executed the ninth amendment to the agreement with the Government and the notes were removed from the cost recovery method. The original notes receivable were consolidated into two new 15-year notes and the stated interest rate was reduced from 10 percent to 6 percent annually. Payments from agreed upon sources were expanded to include an additional monthly payment of $61,400, starting in August 2000, and up to $2.5 million in offsets against future duties and taxes to be incurred by the Company. In total, the agreement calls for $155,000 to be received monthly and $312,000 to be received quarterly, until maturity in 2015. Since April 28, 2000 the Company has been recognizing interest income on the notes under the accrual basis. The Company expects to receive principal payments against the book balance of $525,000, $666,000, $1,089,000, $1,761,000, and $2,846,000 during each of the next 5 years, respectively.

From time to time in the future the Company expects to incur taxes and duties in excess of the $2.5 million stipulated in the agreement. As a result, the contractual outstanding balance of the notes may be further reduced to pay these additional taxes and duties; and the notes may be paid off prior to the scheduled maturity. At the time of recording the actual duty or taxes incurred the Company will record the offsetting payment from the Government.

Notes (Continued)

Receipts on the notes were $3.4 million and $2.9 million, in 2002 and 2001, respectively. Interest income recognized in 2002, 2001 and 2000 was $2,932,749, $2,385,842, and $1,538,540, respectively. The Company records payments received, first to the projected principal reductions for the period, then to accrued interest, and lastly to additional reduction of principal. Interest income is recognized on the notes only to the extent payments are recorded for accrued interest. The Government was delayed in certain of its payments during the fourth quarter of 2002 and, consequently, the Company recorded $497,000 less in interest income compared to the average of the first three quarters of 2002. Subsequent to year-end the Company received payment for all past due amounts from 2002.

Antigua-Barbuda Government Development Bonds 1994-1997 series amounting to $68,660 in 2002 and 2001, respectively, are included in the total due from the Government.

The Company also has net trade receivables from various Government agencies of $281,396 and $31,331 in 2002 and 2001, respectively.

Trade notes receivable - other consist of the following:

	December 31,	
	2002	2001
Unsecured promissory notes receivable with varying terms and maturity dates	$1,091,509	$ 249,869
Notes receivable with varying terms and maturity dates, secured by real estate or equipment	2,373,700	2,362,128
10.0 percent note receivable, due on demand, secured by first mortgage on real property	120,370	817,788
Unsecured notes receivable bearing interest at 1.0 percent over the prime rate, due in monthly installments through 2005	1,436,352	1,946,506
8.0 percent note receivable, due in installments through July 2005, secured by land and building	500,000	575,000
Trade notes receivable	$ 5,521,931	$ 5,951,291

4 Inventories

Inventories consist of the following:

	December 31,	
	2002	2001
Sand, stone, cement and concrete block	$ 3,974,619	$ 3,240,910
Maintenance parts	141,244	175,589
Other	300,415	320,260
	$ 4,416,278	$ 3,736,759

5 Investments in Unconsolidated Joint Ventures and Affiliates

At December 31, 2002 and 2001, the Company had investments in unconsolidated joint ventures and affiliates consisting of a 1.2 percent equity interest in a real estate project in the Bahamas, see Note 12, a 33.3 percent interest in a real estate company in Puerto Rico and a 50 percent interest in a real estate project in South Florida. Equity earnings (loss) of $8,540, $28,733, and ($23,166) were recognized in 2002, 2001, and 2000, respectively, on ventures accounted for under the equity method.

6 Fair Value of Financial Instruments

The carrying amount of financial instruments including cash, cash equivalents, most of the receivables - net, other current assets, accounts payable trade and other, accrued expenses and other liabilities, and notes payable to banks approximated fair value at December 31, 2002 because of the short maturity of these instruments. The carrying value of debt and most notes receivable approximated fair value at December 31, 2002 based upon the present value of estimated future cash flows. Given the nature of the notes and lack of comparable instruments, estimation of fair value of the notes due from the Government of Antigua and Barbuda is not practicable. The carrying amount of these notes as of December 31, 2002 was $6.8 million. The effective interest rate of the notes was 42 percent in 2002. The notes call for monthly and quarterly payments until maturity in 2015.

7 Debt

Debt consists of the following:

	December 31, 2002	December 31, 2001
Installment notes payable in monthly installments through 2005, bearing interest at a weighted average rate of 8.0 percent and secured by equipment with a carrying value of approximately $209,000	$ 111,442	$ 200,006
Unsecured note payable to the Company's President, $300,000 due on demand with the balance due July 1, 2004 and bearing interest at the prime interest rate	2,070,000	2,780,000
Unsecured notes payable due through 2011, bearing interest at a weighted average rate of 7.0 percent	532,032	617,900
Unsecured note payable to a bank under a $1,000,000 line of credit, due on demand, bearing interest at 2.5 percent over the Libor market rate	11,000	–
Total debt outstanding	$ 2,724,474	$ 3,597,906

In 2001, the Company entered into a revolving line of credit facility with a bank in the United States that provides for borrowings up to a maximum amount of $1,000,000, with interest charged at LIBOR plus 2.50 percent. The facility is due on demand. The bank can demand repayment of the loan and cancellation of the line of credit facility, if certain financial or other covenants are in default. The Company also maintains lines of credit with local banks in St. Maarten and Antigua, $200,000 and $185,000, respectively, for cash flow management purposes. The interest rates on these lines of credit are 11 percent and 12 percent, respectively. There were no amounts outstanding under these lines as of December 31, 2002 and 2001.

The effective interest on all debt outstanding, excluding lines of credit, was 5.4 percent at December 31, 2002 and 8.5 percent at December 31, 2001. Outstanding debt is shown in the consolidated balance sheets under the following captions:

	December 31, 2002	December 31, 2001
Current installments of long-term debt	$ 378,500	$ 1,143,097
Lines of credit	11,000	–
Long-term debt	2,334,974	2,454,809
	$ 2,724,474	$ 3,597,906

The total maturities of all outstanding debt subsequent to December 31, 2002 are as follows:

2003	$ 389,500
2004	1,802,942
2005	–
2006	–
2007	–
Thereafter	532,032
	$ 2,724,474

8 Income Taxes

Income tax expense (benefit) consists of:

	Current	Deferred	Total
2002:			
Federal	$ 415,327	$ (457,650)	$ (42,323)
Foreign	443,640	(6,053)	437,587
	$ 858,967	$ (463,703)	$ 395,264
2001:			
Federal	$ 358,435	$ (190,162)	$ 168,273
Foreign	623,674	37,387	661,061
	$ 982,109	$ (152,775)	$ 829,334
2000:			
Federal	$ 502,826	$ (32,539)	$ 470,287
Foreign	466,828	(221,359)	245,469
	$ 969,654	$ (253,898)	$ 715,756

The actual expense differs from the "expected" tax expense (benefit) computed by applying the U.S. federal corporate income tax rate of 34 percent to income (loss) before income taxes as follows:

	2002	2001	2000
Computed "expected" tax expense	$ 542,844	$ 1,108,299	$ 6,528,804
Increase (reduction) in income taxes resulting from:			
Distribution of deemed dividends	527,000	141,100	2,035,275
Intercompany interest income untaxed by foreign jurisdiction	–	(137,194)	–
Tax incentives granted to foreign subsidiaries	(1,679,527)	(1,308,863)	(2,864,131)
Nontaxable capital gains	–	–	(1,156,048)
Net operating loss not utilized	149,877	27,985	47,594
Change in deferred tax valuation allowance	3,279,889	(845,729)	(2,902,361)
Differences in effective rate in foreign jurisdiction and other	(2,424,819)	1,843,736	(973,377)
	$ 395,264	$ 829,334	$ 715,756

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carry-forwards.

Significant portions of the deferred tax assets and liabilities result from the tax effects of temporary difference:

	December 31, 2002	2001
Deferred tax assets:		
Allowance for bad debts	$ 120,318	$ 165,889
Net operating loss carry-forwards	7,744,673	4,076,320
Reserves and other	850,053	493,805
Deferred income	–	388,464
Total gross deferred tax assets	8,715,044	5,124,478
Less valuation allowance	(7,744,673)	(4,464,784)
Net deferred tax assets	970,371	659,694
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation and capitalized interest	(479,647)	(632,673)
Total gross deferred tax liabilities	(479,647)	(632,673)
Net deferred tax asset	$ 490,724	$ 27,021
Net deferred tax assets (liabilities):		
Net current deferred tax assets (liabilities)	$ 312,529	$ 232,365
Net non-current deferred tax assets (liabilities)	178,195	(205,344)
	$ 490,724	$ 27,021

The valuation allowance for deferred tax assets as of December 31, 2002 was $7.7 million or about 88.9 percent of the potential deferred tax benefit.

In April 1988, the U.S. Virgin Islands Industrial Development Commission (IDC) granted one of the Company's subsidiaries a 10-year tax exemption expiring in April 1998. With some conditions and exceptions, the Company's operations related to (1) production and sale of ready-mix concrete; (2) production and sale of concrete block on St. Thomas and St. Johns and outside of the U.S. Virgin Islands; (3) production and sale of sand and aggregate; and (4) bagging of cement from imported bulk cement, are 100 percent exempt from U.S. Virgin Islands real property, gross receipts (currently 4 percent) and excise taxes, 90 percent exempt from U.S. Virgin Islands income taxes, and about 83 percent exempt from U.S. Virgin Islands customs duties. In 1998, the Company was granted a five-year extension, through April 2003, of the exemptions. No decision has been made as to whether or not we will seek an extension of this tax exemption, and there is no guarantee that, if sought, it will be granted. If the Company does not have the exemption, the taxes would be increased, however, some fees and scholarships that the Company is currently granting would not continue. The impact of not having the exemption is currently being reviewed.

At December 31, 2002, approximately $35.8 million of foreign subsidiaries' earnings have not been distributed and no U.S. income taxes have been provided for with respect to them. These earnings are considered permanently reinvested in the subsidiaries' operations, unless the earnings can be repatriated in a tax-free manner, and when earned, did not require income tax recognition under U.S. laws. Should the foreign subsidiaries distribute these earnings to the parent company or provide access to these earnings, taxes of approximately $12.2 million at the U.S. federal tax rate of 34 percent, net of foreign tax credits, may be incurred. At December 31, 2002, the Company had accumulated net operating loss carry-forwards available to offset future taxable income in its Caribbean operations of about $21.2 million, which expire at various times through the year 2009.

During the fourth quarter 2001, the Company's three subsidiaries in Antigua were assessed $6.1 million in income taxes and withholding taxes for the years 1995 through 1999. The Company is appealing the assessments in the appropriate venues. The Company is owed a total of $30.0 million from the Government of Antigua and Barbuda; see further Note 3, of which $6.8 million is reflected as a receivable in the Company's financial statements. The difference between the gross balance and the reflected balance is the result of the notes receivable being on the cost recovery method from the notes inception through April

2000. In the event that the appeal is denied, the Company believes it has the right to offset any amounts owed to the Government against what is owed to the Company. Therefore, the Company believes that if any tax is accrued in the future, it will not have an immediate cash flow effect on the Company, but will result in an offset between tax owed and receivables outstanding. It is too early to predict the final outcome of the appeals process or to estimate the ultimate amount of loss, if any, to the Company. Based on the advice from local Antiguan tax consultants and local Antiguan counsel, management believes the Company's defenses to be meritorious and does not believe that the ultimate outcome will have a material adverse effect on the consolidated financial position or results of operations of the Company.

9 Foreign Subsidiaries

Combined financial information for the Company's foreign Caribbean subsidiaries, except for those located in the U.S. Virgin Islands and Puerto Rico, are summarized here:

	December 31, 2002	December 31, 2001
Current assets	$ 17,539,443	$ 11,822,302
Advances to the Company	6,082,030	7,734,792
Property, plant and equipment, net	11,703,177	10,933,035
Investments in joint ventures and affiliates, net	186,490	186,490
Notes receivable, net	7,490,948	9,752,049
Other assets	6,998	11,147
Total assets	$ 43,009,086	$ 40,439,815

	December 31, 2002	December 31, 2001
Current liabilities	$ 2,983,530	$ 2,512,409
Long-term debt	889,416	946,725
Equity	39,136,140	36,980,681
Total liabilities and equity	$ 43,009,086	$ 40,439,815

	2002	2001	2000
Revenue	$ 20,476,404	$ 25,607,906	$ 32,419,421
Gain on sale of business	–	–	9,751,585
Income before income taxes	820,251	3,440,105	10,343,782
Net income.	439,251	2,853,800	10,309,560

10 Lease Commitments

The Company leases real property, buildings and equipment under operating leases that expire over periods of one to thirty-one years. Future minimum lease payments under non-cancelable operating leases with terms in excess of one year as of December 31, 2002 are as follows:

Years ending December 31,	Operating Leases
2003	$ 1,637,843
2004	1,261,811
2005	833,742
2006	467,269
2007	196,709
Thereafter	330,204
Total minimum lease payments	$ 4,727,578

Total operating lease expense for real property and buildings was $1,869,548, $1,977,537 and $3,473,000 in 2002, 2001 and 2000, respectively. Total operating lease and rental expense for equipment was $1,092,640, $903,455, and $904,709 in 2002, 2001 and 2000, respectively. The equipment leases are normally on a month-to-month basis. Some operating leases provide for contingent rentals or royalties based on related sales and production; contingent expense amounted to $17,464, $10,755 and $112,770 in 2002, 2001 and 2000, respectively. Included in the above minimum lease commitments are royalty payments due to the owners of the Societe des Carrieres de Grand Case (SCGC) quarry. See Note 16.

11 Segment Reporting

The Company is organized based on the products and services it provides. Under this organizational structure the Company has two reportable segments: Materials division and Construction division. The Materials division segment includes manufacturing and distribution of ready-mix concrete, block, crushed aggregate and cement. The Construction division segment consists of land development construction projects. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Notes (Continued)

	December 31, 2002	2001	2000
Revenue (including inter-segment):			
Materials	$ 37,740,458	$ 40,985,155	$ 51,466,445
Construction	15,796,199	15,282,867	14,421,338
Elimination of inter-segment revenue	(180,811)	(1,380,507)	(639,600)
Total	$ 53,355,846	$ 54,887,515	$ 65,248,183
Operating (loss) income :			
Materials	$ (670,988)	$ 23,330	$ (1,607,653)
Construction	(1,260,373)	1,173,141	1,266,349
Unallocated corporate overhead	(1,115,000)	(1,188,000)	(819,000)
Total	$ (3,046,361)	$ 8,471	$ (1,160,304)
Other income, net	4,642,960	3,251,232	20,362,668
Income before taxes	$ 1,596,599	$ 3,259,703	$ 19,202,364
Total assets:			
Materials	$ 44,017,013	$ 43,787,877	$ 46,852,093
Construction	13,635,796	13,441,816	10,983,399
Other	10,784,552	10,722,054	14,300,579
Total	$ 68,437,361	$ 67,951,747	$ 72,136,071
Depreciation and amortization:			
Materials	$ 3,384,336	$ 3,309,717	$ 3,596,902
Construction	1,524,261	1,585,689	1,577,797
Total	$ 4,908,597	$ 4,895,406	$ 5,174,699
Capital expenditures:			
Materials	$ 2,080,756	$ 3,709,789	$ 2,854,719
Construction	1,295,342	805,706	2,126,391
Total	$ 3,376,098	$ 4,515,495	$ 4,981,110

Operating (loss) income is revenue less operating expenses. In computing operating (loss) income, the following items have not been added or deducted: interest expense, income tax expense, equity in earnings from unconsolidated joint ventures and affiliates, interest and other income, minority interest and gain or loss on sales of equipment. The note receivable from the Government of Antigua and Barbuda is included in total assets, other. Revenue by geographic area includes sales to unaffiliated customers based on customer location, not the selling entity's location. The Company moves its equipment from country to country; therefore, to make this disclosure meaningful the geographic area separation for assets is based on the location of the legal entity owning the assets. One customer, the owner of the project in the Bahamas, account for $8.4 million of revenue reported in the Construction division segment.

	December 31, 2002	2001	2000
Revenue by geographic areas:			
U.S. and its territories	$ 19,859,351	$ 21,562,985	$ 25,235,399
Netherlands Antilles	6,689,056	9,459,217	12,689,209
Antigua and Barbuda	10,962,572	10,534,677	12,593,564
French West Indies	4,998,990	6,384,890	9,158,988
Other foreign areas	10,845,877	6,945,746	5,571,023
Total	$ 53,355,846	$ 54,887,515	$ 65,248,183
Property, plant and equipment, net, by geographic areas:			
U.S. and its territories	$ 18,324,928	$ 20,292,205	$ 21,186,263
Netherlands Antilles	270,114	285,045	344,305
Antigua and Barbuda	7,030,701	6,720,267	7,280,881
French West Indies	4,399,832	3,873,834	4,206,217
Other foreign areas	2,530	53,889	132,500
Total	$ 30,028,105	$ 31,225,240	$ 33,150,166

12 Related Party Transactions

The Company leases a 3.4-acre parcel of real property in Deerfield Beach, Florida from the Company's President, Mr. Donald L. Smith, Jr., of which a smaller portion is actually utilized by the Company. Annual rent on the property was $95,400 in 2002, $49,303 in both 2001 and 2000. The lease was renewed for five years from January 1, 2002 with an annual rent of $95,400. The new rent was based on comparable rental prices for the utilized portion for similar properties in Deerfield Beach.

At December 31, 2002, the Company had a note payable of $2.1 million to Mr. Smith resulting from various advances made to the Company in previous years, to provide long-term financing to the Company and security for a payment-guarantee issued by the President on behalf of an entity in the Bahamas. The note is unsecured and bears interest at the prime rate. Presently, $300,000 dollars is due on demand and $1.8 million is due on July 1, 2004. Management believes that these terms are similar to what the Company would be able to achieve if it was to borrow this money from a bank. The board of directors has approved this transaction in the past. Mr. Smith has the option to make the note due on demand should a "Change of Control" occur. A Change of Control has occurred if a person or group acquires 15 percent or more of the common stock or announces a tender offer that, if successful, would result in ownership by a person or group of 15 percent or more of the common stock. See Note 7 of Consolidated Financial Statements.

At December 31, 2002, the Company had an investment and advances totaling $186,000, representing a 1.2 percent interest in a real estate joint venture in the Bahamas in which a director, Mr. Robert A. Steele, and Mr. Smith participates with an equity interest of 1.0 and 11.3 percent, respectively. The investment is carried at cost; accordingly no income or loss has been recorded from this investment. The Company has a $28.2 million contract with the venture to perform land preparation services. In connection with this contract, the Company recorded revenue of $8.4 million during 2002. The backlog on the contract as of December 31, 2002 was $3.0 million. As of December 31, 2002 the Company had trade receivables from the venture of approximately $1.3 million and the cost and estimated earnings in excess of billings was $1.5 million. Mr. Smith has guaranteed the payment of the receivables from the entity, up to a maximum of $2.5 million.

The Company's joint venture subsidiary in Puerto Rico has transactions with the joint venture partners. A company controlled by one of the partners provides drilling and blasting services for the Company's quarry in Guaynabo. The price for the services is negotiated periodically, primarily by comparison to the cost of performing that work by the Company. In 2001, the subsidiary entered into a 36-month lease agreement for equipment located in the Aguadilla facility with another company controlled by this partner. The agreement also contains an option to buy the equipment. The price of the lease and the sales price of the equipment were negotiated between the parties at arm's length. There are no clear comparable prices in the market place, and no third party evaluation of the fairness of the transaction was completed. The subsidiary will recuperate its recorded book value of the assets, should the purchase option be exercised.

The same subsidiary sells a significant portion of its products to a company controlled by another joint venture partner. In 2002, the Company's subsidiary's revenue from these sales was $3,452,000. This partner is controlled by one of the Company's directors; Jose A. Bechara, Jr. Esq. The price of the products is governed by firm supply agreements, renegotiated every other year. Comparable prices from other quarries are studied and used in the price negotiation.

Other assets include amounts due from officers and employees as a result of payments made by the Company pursuant to a split-dollar life insurance plan. The Company's advances to pay premiums are secured by a pledge of the cash value of the issued policies. Amounts due to the Company under the split-dollar life insurance plan were $974,418 and $943,638 in 2002 and 2001, respectively. No payments were made since July 2002 on these policies and no commitments exist to make any further payments on the policies.

13 Stock Option Plans

The Company adopted stock option plans for officers and employees in 1986, 1992 and 1999. While each plan terminates 10 years after the adoption date, issued options have their own schedule of termination. Until 1996, 2002 and 2009, options to acquire up to 300,000, 350,000, and 350,000 shares respectively, of common stock may be granted at no less than fair market value on the date of grant.

All stock options granted pursuant to the 1986 Plan not already exercisable, vest and become fully exercisable (1) on the date the optionee reaches 65 years of age and for the six-month period thereafter or as otherwise modified by the Company's Board of Directors, (2) on the date of permanent disability of the Optionee and for the six-month period thereafter, (3) on the date of a change of control and for the six-month period thereafter, and (4) on the date of termination of the Optionee from employment by the Company without cause and for the six-month period after termination. Stock options granted under the 1992 and 1999 Plan vest and become exercisable in varying terms and periods set by the Compensation Committee of the Board of Directors. Options issued under the 1992 and 1999 Plan expire after 10 years.

The Company adopted a stock-option plan for directors in 1992 that terminated in 2002. Options to acquire up to 50,000 shares of common stock were granted at no less than the fair-market value on the date of grant. The 1992 Directors' Plan provides each director an initial grant of 8,000 shares and additional grants of 1,000 shares annually immediately subsequent to their reelection as a director. Stock options granted under the Directors' Plan have 10-year terms, vest and become fully exercisable six months after the issue date. As the director's plan was fully granted in 2000, the directors have received their annual options since then from the employee plans.

Stock option activity by year was as follows:

	Employee Plans Shares	Employee Plans Weighted Avgerage Exercise Price	Directors' Plan Shares	Directors' Plan Weighted Avgerage Exercise Price
Balance at 12/31/99	789,775	$3.45	49,000	$8.59
Granted	13,000	5.76	1,000	6.63
Exercised	(13,200)	1.50	–	–
Expired	(5,000)	1.50	–	–
Balance at 12/31/00	784,575	3.53	50,000	8.55
Granted	6,500	6.92	–	–
Exercised	(18,600)	1.74	–	–
Expired	(9,180)	7.00	–	–
Balance at 12/31/01	763,295	3.56	50,000	8.55
Granted	38,500	5.93	–	–
Exercised	(32,600)	1.90	–	–
Expired	(10,000)	9.63	(16,000)	14.00
Balance at 12/31/02	759,195	3.67	34,000	5.98
Exercisable	557,968	4.03	34,000	5.98
Available for future grant	17,000		–	

Weighted average information:

Price Range	Total Outstanding Options: Number of Shares	Total Outstanding Options: Weighted Average Exercise Price	Total Outstanding Options: Weighted Average Remaining Life	Exercisable Options: Number of Shares	Exercisable Options: Weighted Average Exercise Price
$1.50 - $2.33	430,900	$1.85	7.3	287,325	$1.95
$2.94 - $3.75	60,000	3.20	5.6	46,000	3.19
$5.00 - $6.25	79,500	5.46	6.9	39,000	5.13
$6.63 - $7.00	188,795	6.76	2.9	185,643	6.76
$7.75 - $9.38	34,000	8.51	3.0	34,000	8.51

14 Employee Benefit Plans

The Company sponsors a 401(k) plan for some employees over the age of 21 who have completed a minimum of 9 months of employment. The Company matches employee contributions up to 3.0 percent of an employee's salary. Company contributions totaled $139,790, $138,544 and $140,257 in 2002, 2001 and 2000, respectively.

15 Costs and Estimated Earnings on Contracts

Included in the accompanying consolidated balance sheets under the following captions:

	December 31, 2002	December 31, 2001
Costs and estimated earnings in excess of billings	$ 1,990,353	$ 229,056
Billings in excess of costs and estimated earnings	(1,958)	(414,837)
	$ 1,988,395	$ (185,781)

	December 31, 2002	December 31, 2001
Costs incurred on uncompleted contracts	$ 24,495,326	$ 19,770,486
Costs incurred on completed contracts	9,503,151	7,866,967
Estimated earnings	4,384,219	5,730,422
	38,382,696	33,367,875
Less: Billings to date	36,394,301	33,553,656
	$ 1,988,395	$ (185,781)

16 Commitments and Contingencies

The Company has contingent obligations and has made guarantees in connection with acquisitions, joint ventures, employee and construction bonding and a tax exemption. As part of the 1995, subsequently renegotiated in 1999, acquisition of Societe des Carrieres de Grand Case ("SCGC"), a French company operating a ready-mix concrete plant and quarry in St. Martin, the Company agreed to pay the quarry owners, who were also the owners of SCGC, a royalty payment of $500,000 per year through July 2004 and rent of $50,000 per year through July 2005. The agreement may be renewed, at the Company's option, for a successive five-year period and would require annual payments of $500,000 and $50,000 per year, respectively. At the end of the 15-year royalty period, the Company has the option to purchase this 50-hectare property for $4.4 million.

During the second quarter 2002, the Company issued a construction contract performance guarantee together with one of the Company's customers, Northshore Partners, Inc., ("Northshore"), in favor of Estate Plessen Associates L.P. and JPMorgan Chase Bank, for $5.1 million. Northshore Partners is an important customer on St. Croix and the construction contract that Northshore Partners has with Estate Plessen Associate L.P. has requirements for the Company's construction materials. Although there is no assurance, management does not presently believe that this guarantee will have any material impact on the Company's liquidity or capital resources or any material negative impact on its financial position or results of operations. In the case that Northshore is unable to fulfill its commitments of the construction contract, the Company will be obligated to take Northshore's place and finish the contract. The Company is closely monitoring the progress of construction. The Company issued a letter of credit for $500,000 as collateral for the transaction and has not yet had any expenses in connection with this transaction. The construction project is estimated to be finished within two years and the guarantee expires two years after completion. The Company received an up front fee of $154,000, and has recognized a receivable for additional $52,000. At the same time, a long-term liability of the total amount has been recorded, which may be recognized to income, once it is determined that no liability exists for the project, less any amounts paid by the Company in connection with the performance guarantee.

In June 2000, the Company entered into an amended Life Insurance and Salary Continuation Agreement with the Company President. The President shall receive a retirement benefit upon the sooner of his retirement from his position after March 31, 2003, or a change in control of the Company. Benefits to be received shall equal 75 percent of his base salary, and shall continue for the remainder of his life. In the event that a spouse survives him, then the surviving spouse shall receive a benefit equal to 100 percent of his base salary for the shorter of five years or the remainder of the surviving spouse's life. The Company will recognize the expense of the retirement agreement over his expected remaining period of active employment with the Company. The expense related to this agreement was $560,000 in 2002, $480,000 in 2001 and $220,000 in 2000. The accrued liability in connection with this agreement was $1.3 million as of December 31, 2002 and the Company estimates to accrue an additional $200,000 through March 2003. At that point the Company estimates that the total accrual will be sufficient to cover its obligations under the aforementioned agreement.

During the fourth quarter 2001, the Company's three subsidiaries in Antigua were assessed $6.1 million in income taxes and withholding taxes for the years 1995 through 1999. The Company is appealing the assessments in the appropriate venues. The Company is owed a total of $30.0 million from the Government of Antigua and Barbuda; see Note 3, of which $6.8 million is reflected as a receivable in the Company's financial statements. The difference between the gross balance and the reflected balance is the result of the notes receivable being on the cost recovery method from the notes inception through April 2000. In the event that the appeal is denied, the Company believes it has the right to offset any amounts owed to the Government against what is owed to the Company. Therefore, the Company believes that if any tax is accrued in the future, it will not have an immediate cash flow effect on the Company, but will result in an offset between tax owed and receivables outstanding. It is too early to predict the final outcome of the appeals process or to estimate the ultimate amount of loss, if any, to the Company. Based on the advice from local Antiguan tax consultants and local Antiguan counsel, management believes the Company's defenses to be meritorious and does not believe that the ultimate outcome will have a material adverse effect on the consolidated financial position or results of operations of the Company.

In the fall of 2000, Virgin Islands Cement and Building Products, Inc. ("VICBP"), a subsidiary of the Company, was under contract with the Virgin Islands Port Authority ("VIPA") for the construction of the expansion of the St. Croix Airport. During the project, homeowners and residents of the Yellow Cedar Housing Community, located next to the end of the expansion project, claimed to have experienced several days of excessive dust in their area as a result of the ongoing construction work. The homeowners of Yellow Cedar have filed two separate lawsuits against VIPA and VICBP as co-defendants. One suit, filed in the U.S. District Court by Mariepaul Antoine, Benjamin Ashe, et. al, vs. VIPA et. al, case #2001,63 R/F, seeks equitable relief from nuisance, specific performance and damages. The second suit, Louisa Williams et. al vs. VIPA et. al filed in the Territorial Court of the U.S.V.I. case #548/2000 seeks equitable relief from nuisance, specific performance and damages. In both cases, VICBP as defendant has agreed to indemnify VIPA for any civil action created during the course of work. Reliance Insurance Company ("Reliance"), the general liability carrier for VICBP, has taken the legal position that "dust" is a pollutant and, therefore, the pollution exclusion clause applies and as a result denies liability insurance coverage to VICBP. Corporate counsel in Florida, as well as in the U.S. Virgin Islands, have advised the Company that laws now in place should enable the Company to enforce the duty to defend contained in the liability policy, thus affording the Company a defense of both legal actions. The Pennsylvania Insurance Commissioner placed Reliance in rehabilitation in October 2001, and subsequently into liquidation. The Company has also presented claims under the policy to the Florida Insurance Guaranty Association, the V.I. Insurance Guaranty Association, and to the Pennsylvania Insurance Commissioner. It is too early to predict the final outcome of this matter or to estimate the potential risk of loss, if any, to the Company.

In the late 1980s, Bouwbedrijf Boven Winden, N.V. ("BBW"), currently a Devcon subsidiary in the Netherlands Antilles, supplied concrete to a large apartment complex on the French side of St. Maarten. In the early 1990s the buildings began to develop exterior cracking and "pop outs." In November 1993, BBW was named one of several defendants including the building's insurer, in a suit filed by Syndicat des Copproprietaires la Residence Le Flamboyant (condominium owners association of Le Flamboyant), in the French court "Tribunal de Grande Instance de Paris", case No. 510082/93. A French court assigned an expert to examine the cause of the cracking and pop outs and to determine if the cracking/pop outs are caused by a phenomenon known as alkali reaction (ARS). The expert found, in his report dated December 3, 1998, that BBW was responsible for the ARS. The plaintiff is seeking unspecified damages, including demolition and replacement of the 272 apartments. Based on the advice of legal counsel, a judgment assessed in a French court would not be enforceable against a Netherlands Antilles company. Thus, in order to obtain an enforceable judgment, the plaintiff would have to file a successful claim in an Antillean court. It is too early to predict the final outcome of this matter or to estimate the potential risk of loss, if any, to the Company. Due to the lack of enforceability, the Company decided not to continue the defense in the French court. Therefore, the Company may not be aware of developments of the court proceedings. Management believes the Company's defenses to be meritorious and does not believe that the outcome will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

The Company sold substantially all of its interest in a real estate joint venture with the Government of Antigua and Barbuda to a third party in 1990. In connection with this sale, the purchaser assumed the Company's guarantee of payment to the Government of Antigua and Barbuda made upon the formation of the joint venture. This guarantee, which would become an obligation of the Company in the event of a default by the purchaser, provides that net profits from the joint venture's operations will equal or exceed $20,000 per month. No liability has been incurred by the Company nor have payments been made by the Company or the purchaser in connection with this guarantee. The guarantee expires upon the earlier of the sale or disposal by the venture of its real estate or September 2003. There are no current plans to sell or dispose of any of the venture's property.

The Company is subject to federal, state and local environmental laws and regulations. Management believes that the Company is in compliance with these laws and regulations. Compliance with environmental protection laws has not had a material adverse impact on the Company's consolidated financial condition or results of operations and is not expected to have a material adverse impact in the foreseeable future.

The Company is involved in other litigation and claims arising in the normal course of business. The Company believes that such litigation and claims will be resolved without a material adverse effect on the Company's consolidated financial position or results of operations.

17 Business and Credit Concentrations

The Company's customers are concentrated in the Caribbean and are primarily involved in contracting. Credit risk may be affected by economic and political conditions in the countries where the Company operates. Potential concentrations of credit risk include receivables and costs and estimated earnings in excess of billings. One customer accounted for 15.7 percent of the Company's sales in 2002. No single customer accounted for more than 10 percent of the Company's sales in 2001 and 2000 and there are no receivables from a single customer that represent more than 10 percent of total receivables as of December 31, 2002 or 2001, other than the notes receivable from the Government of Antigua and Barbuda and the receivable from the construction project in the Bahamas. Although receivables are generally not collateralized, the Company may place liens or their equivalent in the event of nonpayment. The Company estimates an allowance for doubtful accounts based on the creditworthiness of customers as well as general economic conditions of the countries where it operates. An adverse change in these factors would affect the Company's estimate of bad debts.

The Company has a construction project with a backlog of $3.3 million. A subsidiary, the Company's President and one of the Company's directors are minority partners of, and the Company's President is a member of the managing committee of, the entity developing the project. See further Note 12.

The Company has separate union agreements with its employees on St. Thomas, St. Croix and Antigua. The agreement on St. Thomas expires March 2003, on St. Croix March 2006 and on Antigua November 2003. In the past, there have been no labor conflicts.

Management believes that the Company's ability to produce its own sand and stone gives it a competitive advantage because of the substantial investment required to produce sand and stone, the difficulty in obtaining the necessary environmental permits to establish quarries, and the moratorium on mining beach sand imposed by most Caribbean countries. If the Company is unable to produce its own sand and stone, the consolidated financial position, results of operations, or cash flows could be adversely affected.

The Company's aggregate in the quarry in Guaynabo, Puerto Rico, will last an additional 2-4 years. The Company is searching for new quarry sites. If such sites cannot be secured, the Company may be forced to impair its quarry equipment.

18 Sale of Businesses

On January 7, 2000, the Company closed a transaction to sell certain concrete related assets on St. Thomas, USVI and the subsidiary Devcon Masonry Products (BVI), Ltd., to a purchaser and the purchaser's related parties. The selling price was $6 million in cash, a note for $2.5 million payable over three years and 420,100 shares of Devcon International Corp. held by the buyer. The shares were valued at $2.4 million at the day of closing. The book value of the assets sold, including certain expenses and deferred gain due to a $1 million contingency accrual, was $8.7 million. Therefore, the Company realized in the first quarter of 2000 a gain on this transaction before tax of $2.2 million. During 2001 the contingency was resolved and the outstanding note was reduced by $1.0 million and the remaining note was fully paid during 2001.

On February 3, 2000, the Company closed a transaction to sell real property in St. Croix. The selling price was $2.3 million in cash, and the book value of the property was $1.9 million. As a result, the Company realized a gain on the transaction of approximately $336,000 before taxes.

On February 22, 2000, the Company closed a transaction to sell certain bulk cement terminal assets on four of the islands in the Caribbean. The purchasers were Union Maritima International (UMAR) and some of its affiliated companies. The selling price was $19.6 million in cash. The book value of the assets, including certain expenses and contingency accruals, was $3.8 million, resulting in a gain on the transaction of $15.8 million before taxes. The Company simultaneously entered into an agreement to manage the terminals for one year. This management agreement was amended and renewed on March 1, 2001 and 2002, respectively, for an additional year, with a 90-day termination option for both parties. The Company also entered into a supply agreement to buy cement from the terminals for five years for its own use in the Company's batch and block plants. The agreement has stipulations so that the Company will be able to enjoy the best price available in the local market from any cement supplier. The Company sold cement to third parties in 1999 and entered into a one-year contract to distribute cement on these four islands. This distribution agreement was terminated on March 1, 2001. The Company has continued to distribute cement on a non-exclusive basis on some of the islands for the buyers.

On March 16, 2000, the Company closed on a related transaction to sell its subsidiary in Dominica to an affiliated company of UMAR. The selling price was $4.1 million plus an earn-out of 50 percent of the profits or losses of a portion of the Company's operations. The book value of the assets, including certain expenses and contingency accruals, was $3.0 million. The gain of $1.0 million on the transaction was deferred to the first quarter of 2002, when the earn-out period finished.

The Company has used the proceeds from these transactions to pay off most of its equipment financing debt, bank debt and other debt. The original gain on sale of businesses during 2000 was computed as follows:

Aggregate selling price	$36,849,822
Assets sold:	
Receivables	(2,155,172)
Inventory	(857,146)
Property, plant and equipment	(11,562,801)
Intangibles	(573,323)
Other assets	(528,947)
	(15,677,389)
Liabilities assumed:	
Accounts payable	353,768
Income taxes	84,153
	437,921
Selling expenses	(269,965)
Sales related accruals	(976,485)
Total gain on sale of businesses	20,363,904
Deferred gain on sale of businesses	(2,070,859)
Gain on sale of businesses	$18,293,045

Corporate Information

OFFICERS

DONALD L. SMITH, JR.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

RICHARD L. HORNSBY
EXECUTIVE VICE PRESIDENT

HENRY C. OBENAUF
VICE PRESIDENT–ENGINEERING

JAN A. NORELID
VICE PRESIDENT–FINANCE, CHIEF FINANCIAL OFFICER AND TREASURER

DONALD L. SMITH, III
VICE PRESIDENT–CONSTRUCTION

KEVIN M. SMITH
VICE PRESIDENT–MATERIALS

JANETT MCMILLAN
SECRETARY

GENERAL COUNSEL

GREENBERG TRAURIG, P. A.
MIAMI, FLORIDA

AUDITORS

KPMG LLP
FORT LAUDERDALE, FLORIDA

TRANSFER AGENT

REGISTRAR AND TRANSFER COMPANY
ROSELLE, NEW JERSEY

DIRECTORS

DONALD L. SMITH, JR.
CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

ROBERT A. STEELE
INVESTOR

ROBERT L. KESTER
FORMER CHAIRMAN, BIG SKY WESTERN BANK

RICHARD L. HORNSBY
EXECUTIVE VICE PRESIDENT OF THE COMPANY

W. DOUGLAS PITTS
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF THE COURTELIS COMPANY

JOSE A. BECHARA, JR.
PRESIDENT AND CEO EMPRESAS BECHARA, INC.

DEVCON SUBSIDIARIES

ANTIGUA
ANTIGUA CEMENT, LTD.
ANTIGUA HEAVY CONSTRUCTORS, LTD.
ANTIGUA MASONRY PRODUCTS, LTD.

BAHAMAS
BAHAMAS CONSTRUCTION AND DEVELOPMENT, LTD.

CAYMAN ISLANDS
CARIBBEAN CEMENT CARRIERS, LTD.

PUERTO RICO
PUERTO RICO CRUSHING COMPANY, INC.

ST. KITTS
CARIBBEAN MASONRY PRODUCTS, LTD.

ST. MAARTEN/MARTIN
BOUWBEDRIJF BOVEN WINDEN, N.V
CRAMER CONSTRUCTION, N.V.
PROAR CONSTRUCTION MATERIALS COMPANY, N.V.
SOCIETE DES CARRIERES DE GRAND CASE, S.A.R.L.

UNITED STATES VIRGIN ISLANDS
M21 INDUSTRIES, INC.
V.I. CEMENT AND BUILDING PRODUCTS, INC.
V.I. EXCAVATION EQUIPMENT RENTAL, LLC

UNITED STATES
DEVCON CARIBBEAN PURCHASING CORP.

FORM 10-K

FORM 10-K, THE REPORT FILED ANNUALLY WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE FREE UPON REQUEST TO:
JAN A. NORELID
VICE PRESIDENT
CORPORATE OFFICE

CORPORATE OFFICE

DEVCON INTERNATIONAL CORP.
1350 E. NEWPORT CENTER DRIVE
SUITE 201
DEERFIELD BEACH
FLORIDA 33442
954/429-1500
WWW.DEVC.COM


DEVCON
INTERNATIONAL CORP.